Exhibit 99.45

AGREEMENT FOR PURCHASE AND SALE OF ASSETS

AMONG

GASTROENTEROLOGY ANESTHESIA ASSOCIATES, LLC,

[REDACTED],

[REDACTED]

and the

OWNER MEMBER

December 1, 2014

6.	INDEMNIFICATION		33

	6.1	Tax Indemnity	33
	6.2	Seller’s Indemnity for Acts or Omissions	33
	6.3	Buyer’s Indemnity for Acts or Omissions	33
	6.4	Procedure for Indemnity	34
	6.5	Limitation on Liability	35
	6.6	Nature of Payments	36
	6.7	Adjustments for Insurance	37
	6.8	Indemnification Provisions Survive Closing	37
	6.9	CRH Guaranty	37

7.	TERMINATION		37

	7.1	Termination	37
	7.2	Rights on Termination	37

8.	CONFIDENTIALITY		38

	8.1	Confidential Information	38
	8.2	Maintenance of Confidentiality by the Seller, the Owner and the Owner Member	39
	8.3	Provisions Survive Closing	40

9.	MISCELLANEOUS		40

	9.1	Public Notice	40
	9.2	Expenses	40
	9.3	Time	40
	9.4	Notices	40
	9.5	Assignment	41
	9.6	Further Assurances	41
	9.7	Headings	41
	9.8	Integration	41
	9.9	No Third Party Beneficiaries	42
	9.10	Modification and Waiver	42
	9.11	Governing Law	42
	9.12	Attorneys’ Fees; Remedies	42
	9.13	Number; Gender	42
	9.14	Severability	42
	9.15	Exhibits and Schedules	42
	9.16	Recitals	42
	9.17	No Party Deemed Drafter	42
	9.18	Counterparts	42
	9.19	Rules of Construction	43
	9.20	Saturdays, Sundays and Legal Holidays	43
	9.21	CRH Guaranty	43

ii

SCHEDULES

[ALL SCHEDULES AND EXHIBITS HAVE BEEN REDACTED]

Schedule 1.28	Excluded Assets
Schedule 2.2.1.2	Material Contracts
Schedule 2.2.1.4	Licenses of Seller
Schedule 2.2.2	Assumed Obligations
Schedule 2.12	Acquisition Consideration Allocation
Schedule 2.3.1	Seller Wire Instructions
Schedule 3.1.3	No Conflict
Schedule 3.1.6	Properties
Schedule 3.1.6.3	Leases
Schedule 3.1.8.1	Liabilities or Obligations Not Reflected in Financial Statements
Schedule 3.1.8.2	Outstanding Indebtedness, Liens and Defaults
Schedule 3.1.9	Real Property
Schedule 3.1.10	Licensing Information
Schedule 3.1.12	Absence of Certain Changes
Schedule 3.1.13	Absence of Unusual Transactions
Schedule 3.1.15.1	Contracts
Schedule 3.1.17	Other Employee Benefit Matters
Schedule 3.1.20	Employees; Independent Contractors
Schedule 3.1.21	Insurance
Schedule 3.1.24	Dealing with Affiliates
Schedule 5.1.1	Permitted Activities

EXHIBITS

Exhibit A -	Buyer Closing Certificate
Exhibit B -	Financial Statements
Exhibit C-	Seller’s Closing Certificate
Exhibit D -	Form of Bill of Sale and Assignment
Exhibit E -	Interim Financial Statements
Exhibit F-	Accounts Receivable Worksheet

iii

AGREEMENT FOR PURCHASE AND SALE OF ASSETS

This Agreement for Purchase and Sale of Assets (“Agreement”) is entered into and executed as of December 1, 2014, by and among (i) Gastroenterology Anesthesia Associates, LLC, a Georgia limited liability company (“Buyer”), (ii) [REDACTED], a Florida limited liability company (and successor by conversion from [REDACTED], a Georgia limited liability company) (the “Seller”), (iii) [REDACTED], a Florida limited liability company, the sole member of Seller  (the “Owner”), and (iv) [REDACTED], the sole Member of the Owner (the “Owner Member”).  CRH Medical Corporation, a Canadian corporation (“CRH”), is entering into this Agreement solely for the purposes of guaranteeing the obligations of Buyer hereunder.

RECITALS

A.            The Seller is engaged in the business of providing management services (the “Business”) to providers of medical services, including Buyer, owning and operating a medical practice specializing in anesthesiology (the “Specialty”) and providing medical services pursuant to certain Agreements for Professional Anesthesia Services.

B.            The Seller was converted (the “Conversion”) from being a Georgia limited liability company into a Florida limited liability company, the Certificate of Conversion of a Limited Liability Company having been filed with the Secretary of State of the State of Florida on March 10, 2014.

C.            The Owner owns one hundred percent (100%) of the issued and outstanding membership interests of the Seller (and owned one hundred percent (100%) of the issued and outstanding membership interests of the Seller prior to the Conversion).

D.            The Owner Member owns one hundred percent (100%) of the issued and outstanding membership interests of the Owner.

E.            The Seller desires to sell, and Buyer desires to acquire, certain of the assets used or usable by the Seller in the operation of the Business (the “Acquisition”), all in accordance with the terms of this Agreement.

F.             Pursuant to a Membership Interest Purchase Agreement dated as of even date herewith (the “Other Acquisition Agreement”), [REDACTED]. is acquiring one hundred percent (100%) of the outstanding membership interests of GAA (the “Other Acquisition”) effective immediately prior to the Closing.

G.            A significant inducement to Buyer entering into this Agreement and [REDACTED] entering into the Other Acquisition Agreement, and consummating the transactions contemplated hereby and thereby are the Sellers, Owner’s and Owner Member’s agreement to be bound by the covenants not to compete and other restrictive covenants set forth herein and the Seller, Owner and Owner Member agreeing to guarantee the obligations of the seller under the Other Acquisition Agreement.

H.            CRH, as parent of CRH Medical Corporation, a Delaware corporation, will derive substantial benefits as a result of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual benefits to be derived hereby and the representations, warranties and covenants contained herein and other consideration, the receipt and sufficiency of which is hereby mutually acknowledged by the Parties, the Parties hereto agree as follows:

1.                                      DEFINITIONS

In addition to terms defined in the body of this Agreement, each of the following capitalized terms has the meaning hereinafter provided, for purposes of this Agreement, the words and terms listed below shall have the following respective meanings:

1.1          “Acquisition” has the meaning set forth in the Recitals.

1.2          “Acquisition Consideration” means that amount of purchase price to be paid to Seller in exchange for the Purchased Assets as set forth in Section 2.3 below.

1.3          “Acquisition Consideration Allocation” has the meaning set forth in Section 2.12.

1.4          “Agreement” means this Agreement for Purchase and Sale of Assets together with all exhibits and schedules referenced herein or attached hereto, as the same shall be amended from time to time in accordance with the terms hereof.

1.5          “Accounts Receivable” means all accounts receivable of Seller related to the Business immediately prior to the Closing.

1.6          “AGA” means AGA, LLC d/b/a Atlanta Gastroenterology Associates.

1.7          “Assumed Obligations” has the meaning set forth in Section 2.2.2.

1.8          “Authority” means any United States or foreign, national, federal, state, municipal or local or other government, governmental, regulatory or administrative authority, agency or commission, or any court, tribunal, or judicial or arbitral body.

1.9          “Billing and Management Services Agreement” means the mutually agreed upon billing services agreement between CRH Management and IPS, to be effective as of the Closing.

1.10        “Business” means the management services business presently being conducted by the Seller.

1.11        “Buyer” has the meaning set forth in the Preamble.

1.12        “Buyer Closing Certificate” means the certificate of Buyer in the form of Exhibit A attached hereto.

1.13        “CRH Management” means CRH Anesthesia Management, LLC, a Delaware limited liability company.

1.14        “Charter Documents” means, with respect to any Party, the respective Articles of Incorporation, Articles of Organization, Bylaws, Operating Agreement or other applicable governance documents, as amended to date, of such Party.

1.15        “Claims” has the meaning set forth in Section 6.2.

1.16        “Closing” means the consummation of the Acquisition by, among other things, the delivery of the purchase and transfer documents and the payment of the Acquisition Consideration all in accordance with this Agreement.

1.17        “Closing Date” means (i) December 1, 2014 (subject to the satisfaction of all conditions to Closing set forth in Section 4); or (ii) such other date as the Parties may mutually agree.  Unless the Parties otherwise agree in writing, the Closing shall be deemed effective as of the Effective Time.

1.18        “Code” means the U.S. Internal Revenue Code of 1986, as amended, collectively with any successor law, rules or regulations issued by the United States Treasury pursuant to the Code or any successor law.

1.19        “Collateral Agreements” means any and all of the exhibits to this Agreement and any and all other agreements, instruments or documents required or expressly provided under this Agreement to be executed and delivered in connection with the transactions contemplated by this Agreement.

1.20        “Contracts” means all written or oral contracts, agreements, evidences of indebtedness, guarantees, leases and executory commitments to which the Seller, or the Owner with respect to the Business, is a party or by which any of the Seller’s assets are bound, or otherwise related to the Business, including, without limitation, the Management Contract.

1.21        “Disclosure Schedules” has the meaning set forth in Section 3.1.

1.22        “EBITDA Payment Amount” means the aggregate sum of (U.S.) $[REDACTED], which may be payable to Seller, in whole or in part, pursuant to Section 2.11.

1.23        “Effective Time” means 12:01 a.m. Eastern Time on the Closing Date.

1.24        “Employee Plan” has the meaning set forth in Section 3.1.16.1.

1.25        “Employees” has the meaning set forth in Section 3.1.20.

1.26        “ERISA” has the meaning set forth in Section 3.1.16.1.

1.27        “Event of Loss” means any loss, taking, condemnation, damage or destruction of or to any of the Purchased Assets.

1.28        “Excluded Assets” means, with respect to the Seller, (i) all cash and bank accounts of the Seller, (ii) all Accounts Receivables relating to services rendered by the Seller pursuant to the operation of the Business, during the periods prior to the Closing Date, (iii) all insurance policies of the Seller, (iv) the IPS Contract, (v) the interests of the Seller in the Contracts which are not Assumed Obligations, (vi) the books and records related to the organization and membership interest ownership of the Seller, including tax returns of the Seller and all bank account records (other than bank account records related to bank accounts belonging to Buyer); (vii) all rights of the Seller arising under this Agreement or the transactions contemplated hereby; (viii) the items described in Schedule 1.28 hereto; and (ix) the trade name [REDACTED].

1.29        “Excluded Liabilities” has the meaning, with respect to the Seller, set forth in Section 2.2.2.

1.30        “Financial Statements” means the unaudited financial statements of the Seller for the year ended December 31, 2013, consisting of a balance sheet and income statement, copies of which are attached hereto as Exhibit B.

1.31        “Fundamental Representations” has the meaning set forth in Section 6.5.2.

1.32        “GAA” means Gastroenterology Anesthesia Associates, LLC, immediately prior to the consummation of the Other Acquisition.

1.33        “GAAP” means generally accepted accounting principles in the United States of America, which includes the cash basis of accounting and other comprehensive bases of accounting.

1.34        “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended and regulations adopted by the U.S. Department of Health and Human Services pursuant thereto.

1.35        “HITECH” means the Health Information Technology for Economic and Clinical Health Act of 2009 and regulations adopted pursuant thereto.

1.36        “IPS” means Innovative Practice Strategies, LLC, a Florida limited liability company.

1.37        “IPS Contract” means the Seller’s agreement with IPS, dated as of November 1, 2012, regarding the provision of billing and collection services on behalf of the Seller with respect to medical services provided by GAA.

1.38        “Indebtedness” means all obligations, contingent or otherwise, whether current or long-term (including, without limitation, the Seller Note Payable), and also includes capitalized lease obligations, guarantees, endorsements (other than for collection in the ordinary course of business) or other arrangements whereby responsibility is assumed for the obligations of others, including any agreement to purchase or otherwise acquire the obligations of others or any agreement, contingent or otherwise, to furnish funds for the purchase of goods, supplies or services for the purpose of payment of the obligations of others, other than accounts or trade payables in the ordinary course of business.

1.39        “Independent Contractors” has the meaning set forth in Section 3.1.20.

1.40        “Knowledge of the Seller” means the actual knowledge of the Owner Member, [REDACTED] or [REDACTED], with respect to the matter in question, and such knowledge as any of the foregoing reasonably should have obtained upon diligent investigation and inquiry into the matter in question.

1.41        “Law” means all federal, state, local, municipal, foreign, international or other laws, statutes, constitutions, rules, regulations, ordinances, decrees, treaties, principle of common law, court decisions, and other pronouncements having the effect of law of any governmental body or agency.

1.42        “Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, lien, option, lease (including any capitalized lease) or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, affecting any of the Purchased Assets, including any agreement to give or grant any of the foregoing, and the filing of or agreement to give any financing statement with respect to any of the Purchased Assets under the Uniform Commercial Code of the State of Florida or the State of Georgia or the comparable Law of any jurisdiction.

1.43        “Management Contract” means the Management Services Agreement dated as of November 1, 2012 between Seller and GAA, as amended from time to time.

1.44        “Other Acquisition” has the meaning set forth in the Recitals.

1.45        “Other Acquisition Agreement” has the meaning set forth in the Recitals.

1.46        “Owner Member” has the meaning set forth in the Preamble.

1.47        “Parties” means the Owner, the Seller, the Owner Member and Buyer, collectively, and “Party” means any one of them.

1.48        “Person” means any individual, corporation, association, limited liability company, partnership (general or limited), trustee or trust, unincorporated association, or other entity.

1.49        “Plavin Release” means the Settlement Agreement and Release dated as of October 13, 2014, entered into by Stanford Plavin, M.D., Technical Anesthesia Strategies & Solutions, LLC and the other parties thereto.

1.50        “Purchased Assets” means the assets of the Seller being purchased by Buyer hereunder, as specifically identified in Section 2.1.

1.51        “Representatives” has the meaning set forth in Section 6.1.

1.52        “Restricted Period” has the meaning set forth in Section 5.1.1.

1.53        “Seller” has the meaning set forth in the Preamble.

1.54        “Seller Taxes” has the meaning set forth in Section 2.2.2.

1.55        “Seller’s Closing Certificate” means the certificate of Seller in the form of Exhibit C attached hereto.

1.56        “Seller Note Payable” means that certain Promissory Note dated January 2, 2014, by the Seller in the original principal amount of $[REDACTED] in favor of [REDACTED].

1.57        “Specialty” has the meaning set forth in the Recitals.

1.58        “Tax(es)” means any and all taxes, fees, levies, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, fines, and additions to tax with respect thereto) imposed by any government or taxing Authority, including, without limitation (i) taxes or other charges on or with respect to income, franchises, concessions, windfall or other profits, gross receipts, escheat or unclaimed property, property, sales, use, capital, gains, capital stock or shares, membership interests or units, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; and (iii) any liability for payment of amounts described in clauses (i) and (ii) whether as a result of transferee liability or otherwise through operation of law, or as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

1.59        “Tax Return” means all returns, declarations, reports, statements, information statements, forms or other documents filed or required to be filed with respect to any Tax, including all amendments thereto.

1.60        “Work Product” has the meaning set forth in Section 3.1.26.

[ALL NAMES OF INDIVIDUALS HAVE BEEN REDACTED]

2.                                      ACQUISITION TRANSACTIONS

2.1          Purchase and Sale of Assets of Seller.  Other than the Excluded Assets, the Seller hereby agrees to sell, assign, convey and transfer to Buyer, and Buyer agrees to purchase and acquire from the Seller, at the Closing and on the terms and subject to the conditions set forth in this Agreement, the assets used or usable by the Seller in the operation of the Business including all of the Seller’s right, title and interest therein (hereinafter collectively referred to as the “Purchased Assets”) as more particularly described in Section 2.2.1.

2.2          Purchased Assets and Assumed Liabilities.

2.2.1                       Purchased Assets.  For purposes of this Agreement, the Purchased Assets, include, but are not limited to:

2.2.1.1                    Goodwill.  All intangible assets of the Seller presently used in the Business, including all business relationships and other goodwill currently maintained by the Seller relating to the Business and such other intangible assets as have been developed by the Seller relating to the Business;

2.2.1.2                    Material Contracts.  Seller’s interest in the Contracts that comprise the Assumed Obligations, all of which are described on Schedule 2.2.1.2;

2.2.1.3                    Books and Records.  All books and records and other documents and information relating to the Purchased Assets and/or used in the operation of the Business, including, without limitation, data, databases, literature, purchase orders and invoices, correspondence, employee payroll and personnel records, and educational and promotional literature of every kind and nature, but specifically excluding any information relating to the Accounts Receivable of the Business, the Excluded Assets, and any information protected by the attorney-client privilege or the attorney work product doctrine, which information shall be retained by Seller;

2.2.1.4                    Licenses.  All permits, licenses and other approvals necessary for the operation of the Business, which items are listed on Schedule 2.2.1.4 to this Agreement; and

2.2.1.5                    Work Product.  All Work Product.

2.2.2                       Assumed Obligations.  At the Closing, Buyer shall assume, and shall agree to satisfy and discharge as the same shall become due, the Seller’s obligations and liabilities first arising subsequent to the Closing (excluding any obligations or liabilities that relate to the period preceding the Closing, including, without limitation, obligations or liabilities arising or accruing with respect to any default or breach by the Seller prior to the Closing) under such of the Contracts as are set forth on Schedule 2.2.2 (collectively, the “Assumed Obligations”).  Except for the Assumed Obligations, Buyer shall not assume or be responsible at any time for any liability, obligation, Indebtedness or commitment of the Seller, the Owner or the Owner Member, whether absolute or contingent, accrued or unaccrued, asserted or unasserted, or otherwise (such liabilities, obligations, Indebtedness and commitments, other than the Assumed Obligations, collectively, the “Excluded Liabilities”), including but not limited to any liabilities, obligations, debts or commitments of the Seller, the Owner or the Owner Member incident to, arising out of or incurred with respect to, this Agreement and the transactions contemplated hereby or the Other Acquisition (including any and all sales or use, income or other Taxes arising out of the transactions contemplated hereby or thereby).  The Seller, the Owner and the Owner Member expressly acknowledge and agree that, except for the Assumed Obligations, the Seller, the Owner and the Owner Member shall retain, as applicable, and Buyer shall not assume or otherwise be obligated to pay, perform, defend or discharge, (i) any liability of the Seller and/or the Owner for Taxes, including without limitation, (A) any and all liabilities for Taxes relating to the Purchased Assets or the Assumed Obligations with respect to all periods prior to and including the Closing Date (including any Taxes that are the liability of the Seller pursuant to Section 5.4), (B) any and all liabilities for Taxes of the Seller and/or the Owner for any period, and (C) any and all Tax liabilities that are incurred or become payable as a result of the transactions contemplated by this Agreement (including but not limited to any transfer, documentary, sales, use, and other Taxes assessed upon or with respect to the transfer of the Purchased Assets to Buyer, and any recording or filing fees with respect thereto) (collectively, “Seller Taxes”), (ii) any liability of the Seller and/or the Owner in connection with any employee benefits, (iii) any liability of the Seller and/or the Owner under any federal, state or local law, rule, regulation, ordinance, program, permit, or other legal requirement relating to health, safety, hazardous substances and environmental matters applicable to the Business and/or the facilities used by the Seller (whether or not owned by the Seller), (iv) any liability pertaining to services provided by the Seller prior to the Closing Date, or insurance related matters, (v) any liabilities and obligations of the Seller with respect to the Excluded Assets, (vi) any liabilities arising under or in connection with an Employee Plan, or (vii) any other liabilities arising prior to the Closing Date (including, without limitation, the Seller Note Payable), regardless of whether such liabilities are disclosed on the Schedules to this Agreement.  The Seller and the Owner further agree to satisfy and discharge, as the same shall become due, all Excluded Liabilities.  Buyer’s assumption of the Assumed Obligations shall in no way expand the rights or remedies of third parties against Buyer as compared to the rights and remedies which such parties would have had against the Seller or the Owner had this Agreement not been consummated.

2.3          Acquisition Consideration.

2.3.1                       The aggregate Acquisition Consideration for the Purchased Assets, subject to any additional amounts that may be payable pursuant to Section 2.11, shall be (U.S.) $[REDACTED] which amount, less the full EBITDA Payment Amount (i.e., $[REDACTED]), shall be paid to the Seller at the Closing in immediately available federal funds, to the account hereby designated by the Seller (including the wiring instructions therefor) as set forth on Schedule 2.3.1.

2.4          Closing.  The Closing shall take place on the Closing Date and shall be held at the offices of Greenberg Traurig, LLP in Atlanta, Georgia or remotely by the exchange of signed documents by PDF or other electronic means. At the Closing, all transactions contemplated by this Agreement shall take place contemporaneously and no such transaction shall be deemed completed or consummated until all such transactions are completed or consummated.

2.5          Deliveries by the Seller.  At and upon the Closing, the Seller shall deliver or shall cause to be delivered to Buyer the following:

2.5.1                       A Bill of Sale, Assignment and Assumption duly executed by the Seller transferring the Purchased Assets to Buyer.  Such Bill of Sale, Assignment and Assumption shall be in the form of Exhibit D, attached hereto;

2.5.2                       The Seller’s Closing Certificate duly executed by the Seller’s Manager;

2.5.3                       The other agreements, documents and instruments to be delivered to Buyer in accordance with Section 4.1 hereof;

2.5.4                       The books and records of the Seller described in Section 2.2.1.3;

2.5.5                       Evidence, satisfactory to Buyer, that upon payment at the Closing of all Indebtedness of the Seller (including, without limitation, the Seller Note Payable), all Liens filed against the Seller or Seller’s properties will be terminated;

2.5.6                       Evidence, satisfactory to Buyer, that the Other Acquisition has closed or is closing contemporaneously with but effective immediately preceding the Closing;

2.5.7                       The Seller shall also deliver, or cause to be delivered, to Buyer, possession of the Purchased Assets; and

2.5.8                       A certificate, satisfactory to the Buyer, that no withholding is required pursuant to Section 1445 of the Code.

2.6          Deliveries by Buyer.  At and upon the Closing, Buyer shall deliver or cause to be delivered (i) immediately available funds in the aggregate amount of the Acquisition Consideration as described in Section 2.3 above, and (ii) the agreements, documents and instruments to be delivered by Buyer in accordance with Section 4.2 hereof, including, without limitation, Buyer’s Closing Certificate.  Buyer shall also provide to Seller evidence, reasonably satisfactory to Seller, of Buyer’s ability to pay such portion (or all) of the EBITDA Payment Amount that becomes payable to Seller under Section 2.11.

2.7          Delivery of Other Documents.  Such documents as evidence the satisfaction of any condition precedent shall have been delivered prior to or at the Closing.  Each Party shall, at the Closing, deliver to the other Parties an acknowledgment of receipt of such documents upon request by any Party.

2.8          Taxes.      All federal, state, local and other transfer, sales and use Taxes applicable to, imposed upon or arising out of the transfer by the Seller to Buyer of the Purchased Assets as contemplated by this Agreement shall be paid by the Seller.

2.9          Risk of Loss.  The risk of all Events of Loss prior to the Closing shall be upon the Seller.

2.10        Intentionally Omitted.

2.11        Adjustment to Acquisition Consideration.

2.11.1                     Buyer will calculate its cumulative earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the first four and one-half (4.5) years after Closing (the “Applicable Cumulative EBITDA”).  EBITDA will be calculated by Buyer on an accrual basis and shall be equal to the amount of net patient revenues for all AGA affiliated endoscopy centers (which shall equal gross revenues minus contractual adjustments, write-offs, refunds and uncollectible amounts) (“Net Revenues”) and less the aggregate of the following: (i) the cost of CRNAs and physician labor under staffing ratios based on AGA’s requirements for their endoscopy centers (provided, however, the cost of employing any physicians in addition to the number of physicians engaged by GAA as of the date hereof shall not be included in such calculation); (ii) anesthesia drugs and supplies (including carts) and personnel scrubs; (iii) a billing and collection expense equal to six percent (6%) of Buyer’s Net Revenues; (iv) insurance costs for professional liability insurance for Buyer and general commercial insurance for Buyer (and not including the cost of professional liability insurance for any CRNAs and/or physicians employed or contracted with Buyer in addition to the number of physicians employed by GAA as of the date hereof); (v) bank fees charged to Buyer for operating bank accounts and merchant services (and not including any bank fees charged to Buyer in connection with any financing or otherwise); (vi) business license fees:  (vii) printing expenses; (viii) payroll expenses; and (ix) legal and professional fees directly related to the business of Buyer; and (x) other similar or related expenses required by Buyer to provide anesthesia services pursuant to the PSA Contracts (as defined in the Other Acquisition Agreement), as mutually agreed upon by Buyer and Seller.  For purposes of determining the amount of payments to be made pursuant to this Section 2.11, EBITDA will not include any allocated overhead from CRH.  To the extent that Buyer receives an indemnification payment under Section 6 hereof with respect to an expense that would otherwise be deducted from EBITDA for purposes of determining the payments to be made to the Seller pursuant to this Section 2.11, such amount shall not be taken into account in performing such EBTIDA calculation.   Such calculation will be made within forty-five (45) days after the expiration of such first four and one-half (4.5) year period after the Closing; provided, however, Buyer shall provide the Seller with monthly calculations of EBITDA following the Closing with reasonable detail and with specificity regarding the basis for such calculation and, in the event the Applicable Cumulative EBITDA equals or exceeds $[REDACTED] prior to the end of the first four and one-half (4.5) years after Closing, the provisions of Sections 2.11.2 through 2.11.10 shall immediately apply.  Buyer shall grant the Seller, the Owner, the Owner Member and their Representatives reasonable access to Buyer’s books and records for purposes reasonably related to the determination of the Applicable Cumulative EBITDA and the resulting payments, if any, due to the Seller hereunder.

2.11.2                     Buyer shall provide the Seller with a copy of such calculation (the “EBITDA Adjustment Calculation”) within such forty-five (45) day period setting forth in reasonable detail regarding the basis for such calculation.  Following the Seller’s receipt of such EBITDA Adjustment Calculation, if the Seller disputes the EBITDA Adjustment Calculation, Seller shall, within thirty (30) days after its receipt of the EBITDA Adjustment Calculation (any dispute not so timely noticed shall be deemed waived), notify Buyer, in writing in reasonable detail and with specificity (the “EBITDA Dispute Notice”) of such dispute(s).  Seller and Buyer shall attempt to negotiate in good faith to resolve such dispute.  In the event that Seller and Buyer fail to agree on any of the Seller’s proposed adjustments set forth in the EBITDA Dispute Notice within twenty (20) days after Buyer receives the EBITDA Dispute Notice, Seller and Buyer agree that Smith & Howard, P.C. in Atlanta, Georgia (the “Accountants”) shall, within the 40-day period immediately following such failure to agree, make the final determination of the Applicable Cumulative EBITDA in accordance with the terms of this Agreement.  Buyer and Seller each shall provide the Accountants with their respective determinations of the Applicable Cumulative EBITDA.  Such determination shall be made in writing, shall set forth the Applicable Cumulative EBITDA as determined by the Accountants and shall be final and binding on Seller and Buyer.  The fees, costs and expenses of the Accountants shall be paid by the party whose Applicable Cumulative EBITDA calculation was different by the greater amount from that of the Accountants.

2.11.3                     If Buyer’s Applicable Cumulative EBITDA (as finally determined) for such period equals or exceeds $[REDACTED], then the entire EBITDA Payment Amount will be paid to Seller within ten (10) days after the final Applicable Cumulative EBITDA is determined.

2.11.4                     Subject to Section 2.11.5, if Buyer’s Applicable Cumulative EBITDA for such period is less than $[REDACTED], then the positive difference between (a) $[REDACTED] minus (b) the difference between $[REDACTED] minus the Applicable Cumulative EBITDA for such period, will be paid to the Seller within ten (10) days after the final Applicable Cumulative EBITDA is determined (and the EBITDA Payment Amount will thereafter be such positive difference between (a) and (b) and Buyer shall not owe any additional portion (above such amount) of the EBITDA Payment Amount to Seller).

2.11.5                     If Buyer’s Applicable Cumulative EBITDA for such period is less than or equal to $[REDACTED], then Buyer shall owe no portion of the EBITDA Payment Amount to Seller.

2.11.6                     Any payments to the Seller made under this Section 2.11 shall be treated for Tax purposes as an adjustment to the total consideration paid for the Purchased Assets under this Agreement to the extent such characterization is proper or permissible according to relevant Tax Authorities.

2.11.7                     The Seller may direct Buyer, in writing, to make any payments due pursuant to this Section 2.11 to the Owner, the Owner Member or any other Person in accordance with instructions provided to Buyer.

2.11.8                     Except as provided in Section 6.6, Buyer’s obligation to pay the EBITDA Payment Amount to the Seller in accordance with this Section 2.11 is an independent obligation of Buyer and is not otherwise conditioned or contingent upon the satisfaction of any conditions other those set forth in this Section 2.11.

2.11.9                     CRH hereby agrees that it shall be jointly and severally liable for Buyer’s obligations pursuant to this Section 2.11.

2.12        Acquisition Consideration Allocation. Each party hereto agrees (i) that the Acquisition Consideration will be allocated for all federal and state tax purposes (including but not limited to, income, excise, sales, use, personal property and transfer taxes, and otherwise) among the Purchased Assets in accordance with Schedule 2.12 which is in accordance with Section 1060 of the Internal Revenue Code, (ii) to file separately a Federal Form 8594 with its Federal Income Tax Return consistent with such allocation for the tax year in which the Closing Date occurs, and (iii) that no party will take a position on any tax returns or filings with any governmental or regulatory authority charged with the collection of taxes or having jurisdiction over the transaction contemplated hereunder or in any judicial proceeding, that is in any manner inconsistent with the terms of the allocation set forth on Schedule 2.12.

3.                                      REPRESENTATIONS AND WARRANTIES

3.1          Representations and Warranties of the Seller, the Owner and the Owner Member.  The Seller, the Owner and the Owner Member hereby, jointly and severally, represent and warrant to Buyer that each of the following representations and warranties, as supplemented by the disclosure schedules attached hereto (the “Disclosure Schedules”), are true as of the date of this Agreement, and unless otherwise expressly set forth herein, as of the Closing.  For purposes of these representations and warranties, the term “the Seller” shall include [REDACTED], a Georgia limited liability company, the predecessor to the Seller prior to the Conversion.

3.1.1                       Organization and Valid Existence.

3.1.1.1                    The Seller, a successor by conversion from [REDACTED], a Georgia limited liability company, is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Florida.  The Seller has all necessary power, authority and capacity to enter into this Agreement and the Collateral Agreements and carry out its obligations hereunder and thereunder, to own, manage and lease its property and assets and to carry on the Business as presently conducted by it.  True, correct and complete copies of the Seller’s Charter Documents have been delivered to Buyer, as well as true, correct and complete copies of the Seller’s minute books and membership interest transfer records or books, if any.  Neither the character of the Seller’s assets nor the nature of the Seller’s business as presently conducted requires the Seller to be qualified to transact business as a foreign entity in any other state or jurisdiction, other than the State of Georgia with respect to which it is qualified to transact business as a foreign entity.

3.1.1.2                    The Owner is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Florida.  The Owner has all necessary power, authority and capacity to enter into this Agreement and the Collateral Agreements and carry out its obligations hereunder.

3.1.2                       Authority, Approval and Enforceability.  This Agreement has been duly executed and delivered by the Seller, the Owner and the Owner Member and each such Party has all requisite power and legal capacity to execute, deliver and perform this Agreement and all Collateral Agreements (to which it is a party) executed and delivered or to be executed and delivered in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Collateral Agreements, and to perform his, her, or its obligations hereunder and under the Collateral Agreements.  The execution, delivery and performance by the Seller and the Owner of this Agreement and the Collateral Agreements have been duly and validly approved and authorized by proper limited liability company action (including all necessary member approval).  This Agreement and each Collateral Agreement to which the Seller, the Owner or the Owner Member is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of such Party, enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or affecting the rights of creditors generally.

3.1.3                       No Conflict.  The execution, delivery and performance of this Agreement and the Collateral Agreements by the Seller, the Owner and the Owner Member do not, and the consummation by the Seller, the Owner and the Owner Member of the transactions contemplated hereby will not: (i) conflict with or violate the Charter Documents of the Seller or the Owner; (ii) conflict with or violate any Laws applicable to the Seller or the Owner or by which any of their respective properties is bound or affected, or give any Authority or other Person the right to challenge the Acquisition or any of the transactions contemplated hereunder; (iii) except as set forth on Schedule 3.1.3, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the properties or assets of the Seller or the Business pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Seller, the Owner or the Owner Member is a party, or by which the Seller or the Owner or any of their respective properties are bound or affected; or (iv) except as set forth on Schedule 3.1.3, require any consent, approval, authorization or permit of, or filing with or notification to, any Authority or other third party.  No Person (other than Buyer) has any agreement, option or any rights capable of becoming an agreement or option for the acquisition of the Purchased Assets.

3.1.4                       Capitalization and Ownership of the Seller.  The Owner owns one hundred percent (100%) of the issued and outstanding membership interests of the Seller, free and clear of any and all Liens.  All such membership interests are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or other rights of any Person to acquire securities of the Seller.   There are no outstanding subscriptions, options, convertible securities, rights (preemptive or other), warrants, calls or agreements relating to any membership interests or other equity interests of the Seller.

3.1.5                       Ownership of the Owner.  The Owner Member owns one hundred percent (100%) of the issued and outstanding membership interests of the Owner free and clear of any and all Liens.  All such membership interests of the Owner are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or other rights of any Person to acquire securities of the Owner.

3.1.6                       Properties.  The Seller has good and marketable title to, or valid leasehold interests in or other valid right to use, all its assets (real and personal) including, without limitation, the Purchased Assets and all other assets reflected in the Financial Statements or acquired thereafter.  All such assets are free and clear of all Liens, except as set forth in Schedule 3.1.6.

3.1.6.1                    The Purchased Assets constitute all of the material assets necessary for the continued operation by Buyer of the Business as currently conducted.

3.1.6.2                    The Seller has complied with the terms of any leases to which it is a party and any such lease is in full force and effect.

3.1.6.3                    Schedule 3.1.6.3 sets forth a true and complete list of all real property and interests in real property leased by the Seller and the lease agreements with respect thereto and a true and complete list of all personal property, equipment and fixtures (other than items having a book value of less than $500 individually) owned by the Seller, all of which personal property, equipment and fixtures are in good condition and repair, normal wear and tear excepted.

3.1.7                       Financial Statements.  The Financial Statements present a true, accurate and complete statement of the financial condition and assets and liabilities of the Seller, and the results of operations as of the dates shown thereon and have been prepared in accordance with the cash basis of accounting. The balance sheets included in the Financial Statements have been prepared on a consistent basis and fairly present the financial condition of the Seller, as of the dates reflected therein and the statements of revenues and expenses and income statements, have been prepared on a consistent basis and fairly present the results of operations for the periods reflected therein and fairly present the financial condition of the Seller, as of the date and for the period specified therein.

3.1.7.1                    Attached as Exhibit E are true and complete copies of the unaudited balance sheets of the Seller as of September 30, 2014, and the related income statement for the month then ended (the “Interim Financial Statements”).  The Interim Financial Statements are in accordance with the books and records of the Seller, have been prepared on a basis consistent with the Financial Statements and present fairly in all material respects the financial condition of the Seller as at the date indicated and the results of its operations and changes in financial position for the period then ended.

3.1.7.2                    The financial books and records of the Seller, with respect to the Business are accurate and complete in all material respects and are maintained on a basis consistent with preceding years and fairly represent in all material respects the financial condition of the Seller.

3.1.8                       Absence of Undisclosed Liabilities; Indebtedness.

3.1.8.1                    Except as set forth in Schedule 3.1.8.1, the Seller does not have any debts, liabilities or obligations (absolute, accrued, contingent or otherwise) including, without limitation, any liability or obligation on account of Taxes or any governmental charges or penalty, interest or fines which are not fully reflected or reserved against in the Financial Statements, and the reserves reflected in the Financial Statements are adequate, appropriate and reasonable.

3.1.8.2                    Schedule 3.1.8.2 sets forth (i) the amount of all outstanding Indebtedness of the Seller, (ii) any Lien with respect to such Indebtedness, and (iii) a list of each instrument or agreement governing such Indebtedness (true and correct copies of which have been provided to Buyer).  No default exists with respect to or under any such Indebtedness or any instrument or agreement relating thereto.

3.1.8.3                    None of the Owner nor the Owner Member (nor any affiliate thereof) has any claim (direct or indirect) against the Seller for which Buyer could have any liability or which might adversely affect Buyer’s title to or use of the Purchased Assets, whether arising under any contract or agreement (regardless of whether written or oral), Law, tort or otherwise.

3.1.9                       Real Property.  Except as set forth on Schedule 3.1.9, the Seller does not own or lease any real property and none of the Owner nor the Owner Member owns, directly or indirectly, any real property or interest therein that is used in connection with the operation of the Business.

3.1.10                     Licensing Information.  Schedule 3.1.10 contains a complete and accurate list of all licenses, permits, registrations and approvals (collectively, “Licenses”) held by the Seller.  The Seller has furnished for review or delivered complete and accurate copies of all such Licenses to Buyer.  The Seller has all Licenses necessary for the Seller to own, operate, use and/or maintain its assets and to conduct the Business and operations as presently conducted and as expected to be conducted in the future.  All such Licenses are in full force and effect, no proceeding is pending or, to the Knowledge of the Seller, threatened to modify, suspend or revoke, withdraw, terminate, or otherwise limit any such Licenses, and no administrative or governmental actions have been taken or, to the Knowledge of the Seller, threatened in connection with the expiration or renewal of such Licenses which could adversely affect the ability of the Seller to own, operate, use or maintain any of its assets or to conduct the Business as presently conducted and as expected to be conducted in the future.  With respect to such Licenses, (i) no violations have occurred that remain uncured, unwaived, or otherwise unresolved, or are occurring in respect of any such Licenses, and (ii) no circumstances exist that would prevent or delay the obtaining of any requisite consent, approval, waiver or other authorization of the transactions contemplated hereby with respect to such Licenses that by their terms or under applicable Law may be obtained only after Closing.

3.1.11                     Tax Matters.  The Seller and Owner has each duly and timely filed with the appropriate taxing Authorities all Tax Returns required to be filed by it, and such Tax Returns are complete and accurate in all material respects.  All Taxes due and payable by the Seller and the Owner have been paid (whether or not shown on any Tax Return and whether or not any Tax Return was required), when due, to the applicable Authorities.

3.1.11.1                 The 2012 and 2013 federal, state and local Tax Returns of the Seller and the Owner provided to Buyer are true and accurate copies of those filed with the applicable Authorities, including all amendments thereto, and none of such Tax Returns have been amended.  The Seller is not the beneficiary of any extension of time within which to file any Tax Return or pay any Tax.

3.1.11.2                 Neither the Seller nor the Owner with respect to the Business has received from any federal, state, or local taxing Authority any assessment, reassessment or notice of underpayment of any Taxes and no such notice is reasonably expected, and no consents extending or waiving the limitation of time for reassessment of any Taxes or any statute of limitations related thereto have been filed for any fiscal year.  No Tax Return of the Seller or Owner has been audited or is currently being audited and there are no pending or, to the Knowledge of the Seller, threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of the Seller or the Owner.

3.1.11.3                 The provision made for current and deferred Taxes included in the Financial Statements, if any, is sufficient for the payment of all accrued and unpaid Taxes (whether or not disputed), for the period ended the date thereof and for all periods prior thereto.  Since December 31, 2013, the Seller has not incurred any liability for Taxes outside the ordinary course of business consistent with past custom and practice.

3.1.11.4                 The Seller has not (i) agreed, and is not required, to make any adjustment under Section 481(a) of the Code (or under any comparable state or local Tax provision) by reason of a change in accounting method or otherwise for any taxable period (or portion thereof) ending after the Closing Date; or (ii) made an election, and is not required, to treat any of its assets as owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982; or (iii) made any of the foregoing elections and is not required to apply any of the foregoing rules under any comparable state or local Tax provision.

3.1.11.5                 The Seller does not have any liability for Taxes of any Person as transferee or successor, by contract or otherwise, and is not a party to or bound by any tax indemnity, tax sharing, tax allocation agreement or similar arrangements.

3.1.11.6                 The Seller has not been a member of an affiliated group filing a consolidated federal income Tax Return.

3.1.11.7                 The Seller has withheld and paid and paid to a taxing Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

3.1.11.8                 No taxing Authority is asserting or, to the Knowledge of the Seller, threatening to assert a claim against the Seller under or as a result of Section 482 of the Code or any similar provision of any foreign, state or local Tax law.

3.1.11.9                 The Seller has not entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Sections 1.301.6011-4(b).

3.1.11.10               The Seller will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion of any taxable period) after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law); (ii) installment sale or open transaction disposition occurring on or prior to the Closing Date; (iii) the cash method of accounting or (iv) prepaid amount received on or prior to the Closing Date.

3.1.11.11               Buyer will not be required to deduct and withhold any amount pursuant to Section 1445(a) of the Code upon the transfer of any cash or property pursuant to this Agreement.  The Seller does not have, and has not had, a permanent establishment in any foreign country and does not engage, and has not engaged, in a trade or business in any foreign country.

3.1.11.12               The Seller was since its formation through January 2, 2014, a partnership as defined in Treasury Regulation Section 301.7701-3(b) for federal and state income Tax purposes.  The Seller has been, since January 3, 2014 to the date hereof, disregarded as an entity separate from its owner as defined in Treasury Regulation Section 301.7701-3(b) and has not made any election to be treated as an association taxable as a corporation.

3.1.12                     Absence of Changes.  Other than as disclosed on Schedule 3.1.12 since December 31, 2013, the Seller has conducted the Business only in the ordinary course, consistent with past practice, and there has not been:

3.1.12.1                 any change in circumstances that had or might have an adverse effect on the condition (financial or otherwise), properties, assets, liabilities, rights, obligations, operations, business or prospects of the Seller;

3.1.12.2                 change in the Seller’s method of accounting; or

3.1.12.3                 any damage, destruction, or loss, or other event, development or condition of any character (whether or not covered by insurance) that had or might have an adverse effect on the condition (financial or otherwise), properties, assets, liabilities, rights, obligations, operations, business or prospects of the Seller.

3.1.13                     Absence of Unusual Transactions.  Since December 31, 2013, except as contemplated by this Agreement or as set forth on Schedule 3.1.13, the Seller has not:

3.1.13.1                 transferred, assigned, sold or otherwise disposed of any assets or canceled any debts or claims, except in each case in the ordinary and usual course of business consistent with past practices;

3.1.13.2                 incurred or assumed any Indebtedness (other than the Seller Note Payable);

3.1.13.3                 issued, sold, or transferred any of its membership interests, or issued, granted or delivered any right, option or other commitment for the issuance of any such membership interests;

3.1.13.4                 discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent) other than in the ordinary and normal course of business consistent with past practices;

3.1.13.5                 acquired any Person or the business or, except in the ordinary course of business consistent with past practices, the assets of any Person;

3.1.13.6                 substantively amended or changed or taken any action to substantively amend or change its Charter Documents;

3.1.13.7                 made any general wage or salary increases or paid any bonus, in respect of personnel which it employs, other than increases in the ordinary and normal course of business and consistent with past practices;

3.1.13.8                 subjected to any Lien, granted a security interest in, or otherwise encumbered the assets of the Seller, or any of its other assets or property, whether tangible or intangible;

3.1.13.9                 made any change in any existing election, or made any new election, with respect to any tax law in any jurisdiction which election could have an effect on the tax treatment of the Seller or the Business;

3.1.13.10               entered into, amended or terminated any material Contract;

3.1.13.11               settled any claim or litigation, or filed any motions, orders, briefs or settlement agreements in any proceeding before any governmental Authority or any arbitrator, other than in connection with the Plavin Release;

3.1.13.12               maintained its books of account on a basis inconsistent with prior periods or made any change in any of its accounting methods or practices;

3.1.13.13               engaged in any one or more activities or transactions outside the ordinary course of business which could have an effect on the within transactions or the Business; or

3.1.13.14               authorized or agreed or otherwise become committed to do any of the foregoing.

3.1.14                     Powers of Attorney.  No Person holds any power of attorney from the Seller which would permit such Person to sell the Purchased Assets or take any other action which would adversely affect Buyer or Buyer’s title or use of the Purchased Assets following the Closing.

3.1.15                     Contracts and Commitments.

3.1.15.1                 Set forth in Schedule 3.1.15.1 is a true and complete list of each Contract with respect to the Seller or the Business including, without limitation (i) the Management Contract and the IPS Contract, (ii) each Contract which involves a financial relationship with the Owner or the Owner Member or any affiliate thereof (including IPS), (iii) each Contract which restricts in any manner the Seller’s or any affiliate’s right to compete with any Person, or (iv) each Contract which, if breached, terminated or allowed to expire could have a material adverse effect on the Buyer, Purchased Assets or the Business.

3.1.15.2                 Each of the Contracts is (i) a legal, valid and binding obligation of the Seller and, to the Knowledge of the Seller, the other parties thereto, (ii) in full force and effect and is enforceable in accordance with its terms, and (iii) in compliance with 42 U.S.C § 1320a-7b and the regulations promulgated thereunder (i.e., the Federal Anti-Kickback Statute), 42 U.S.C. § 1395nn and the regulations promulgated thereunder (i.e., the Stark Law) and any equivalent state or local laws.  The Seller has not been notified or advised by any party thereto of such party’s intention or desire to terminate or materially modify any such Contract in any respect.  Nor has the Seller received any notice of default in regard to any of the Contracts and there exists no default or event that with notice or a lapse of time, or both, would constitute a default under any of the Contracts by Seller of, to the Knowledge of the Seller, the other parties thereto.

3.1.15.3                 Neither the Seller nor, to the Knowledge of the Seller, any other party, is in breach of any of the material terms or covenants of any of the Contracts.  Following the Closing, Buyer will be entitled to all of the benefits of the Seller under the Assumed Obligations.  True, correct and complete copies of the Contracts, and any amendments or supplements thereto, have been delivered to Buyer.

3.1.15.4                 The Seller is not a party to or bound by any Contract which contain payment obligations which compensate Persons for the volume or value of referrals for goods or services for which payment may be sought under federal or state health care programs.

3.1.16                     Employee Plans.

3.1.16.1                 The Seller does not maintain or contribute to (and has not maintained or contributed to), and none of its employees or other personnel participates in or is a beneficiary of any plan, program or other arrangement providing for pension, profit sharing, employee pre-tax or after-tax contributions, retirement, health, disability, life insurance, cafeteria plan, medical expense reimbursement, dependent care reimbursement, adoption assistance, welfare benefit, incentive award, compensation, severance, termination pay, deferred compensation, performance awards, equity or equity-related awards, fringe benefits, transportation benefits, expense allowances or other employee benefits or remuneration of any kind (an “Employee Plan”), whether written or unwritten, funded or unfunded, including without limitation each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

3.1.16.2                 Neither the Seller nor any person under common control with the Seller within the meaning of Section 414(b), (c) or (m) of the Code and the regulations thereunder (each an “ERISA Affiliate”) contributes to nor has contributed to or been required to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA) or any other plan subject to Title IV of ERISA or any other Employee Plan.  Neither the Seller nor any ERISA Affiliate has, or could have, any liability (including, without limitation, withdrawal liability) under any multiemployer plan or any plan subject to Title IV of ERISA.

3.1.16.3                 The Seller does not maintain, and has not maintained, a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code)(a “Section 409A Plan”).

3.1.17                     Other Employee Benefits Matters.   Except as set forth on Schedule 3.1.17 hereto, the Seller is not a party to any employment agreements or contracts or other agreements or arrangements providing for employee remuneration or benefit.  There is no agreement, policy or practice requiring the Seller to make a payment or provide any other form of compensation or benefit to any person performing services for the Seller upon termination of such services which would not be payable or provided in the absence of the consummation of this Agreement and no payment to any person will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code due in whole or in part to the transactions contemplated by this Agreement.

3.1.18                     Absence of Guarantees.  The Seller has not given or agreed to give, or is not a party to or bound by, any guaranty of Indebtedness or other obligations of third parties, nor is the Seller otherwise responsible for, or contingently responsible for, any such Indebtedness or other obligation.

3.1.19                     Litigation and Investigations.  There is no suit, action, litigation, arbitration proceeding, governmental, administrative hearing, or other proceedings (including disciplinary proceedings) including appeals and applications for review, pending or, to the Knowledge of the Seller, threatened against or relating to the Seller or the Business or affecting the Seller’s properties or Business or the assets of the Seller.  There is not presently outstanding against the Seller any adverse judgment, decrees, injunction, rule or order of any court, governmental department, commission, agency, instrumentality, arbitrator or other Authority.  There is not currently, and there has not been, any pending or, to the Knowledge of the Seller, threatened investigation with respect to the Seller or any of its affiliates.

3.1.20                     Employees; Independent Contractors.  Set forth on Schedule 3.1.20 are the names and titles of all personnel employed by the Seller (“Employees”), including rates of remuneration, positions held and date of commencement of employment.  Except as set forth on Schedule 3.1.20, the Seller does not have any liability in respect of former employees (or their dependents).  Buyer shall neither assume any liability under any employee benefits prior to the Closing, nor be construed as the sponsor or administrator of such employee benefits prior to the Closing.  Also set forth on Schedule 3.1.20 hereto is a complete list of all independent contractors, subcontractors, and agents (“Independent Contractors”) which are presently engaged by the Seller and an indication of which, if any, of such Independent Contractors cannot be terminated by the Seller on thirty (30) days’ notice or less, without penalty.  To the Knowledge of the Seller, no Employee or Independent Contractor has been in violation of any term of any employment contract, independent contractor agreement, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such Person to be employed or retained by the Seller because of the nature of the business conducted or presently proposed to be conducted by the Seller.  To the Knowledge of the Seller, no other Employee or Independent Contractor is or has ever been in violation of any term of any employment contract, independent contractor agreement, non-disclosure agreement, non-competition agreement or restrictive covenant relating to the Business, except for such violations which have been cured prior to the date hereof.

3.1.20.1                 As of the date hereof, no Employee or Independent Contractor working with respect to the Business has given notice to the Seller, nor does the Seller otherwise have any Knowledge, that any such Person intends to terminate his or her employment or independent contractor relationship with the Seller.  The Seller is in compliance with all Laws concerning the classification of employees and independent contractors and has properly classified all such persons for all purposes and under all applicable Laws.

3.1.20.2                 The Seller (i) is, and has at all times been,  in compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment and wages and hours; (ii) has withheld and reported all amounts required by Law or by agreement to be withheld and reported from the wages, salaries and other payments to employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund or to any governmental or administrative Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the normal course of business and consistent with past practice).  There are no pending, threatened or reasonably anticipated claims or actions against the Seller under any worker’s compensation policy or long-term disability policy.

3.1.20.3                 No work stoppage or labor strike against the Seller is pending, threatened or reasonably anticipated.  The Seller is not involved in or, to the Knowledge of the Seller, is not threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any Employee, including, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in material liability to the Seller.  The Seller has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act.  The Seller is not currently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to its employees and no collective bargaining agreement or union contract is being negotiated by the Seller.  The Seller has not incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law which remains unsatisfied.

3.1.21                     Insurance.  The Seller currently has in force the policies of insurance relating to the Business and its assets set forth on Schedule 3.1.21.  All such policies of insurance are in full force and effect and the Seller is not in default, whether as to the payment of premium or otherwise, under the terms of any such policy.  Such policies (i) constitute insurance for all risks normally insured against by businesses, entities, and persons in the same line of Business as the Seller, (ii) can be canceled without penalty, and (iii) are sufficient for compliance with all agreements to which the Seller is a party.  No notice of cancellation or indication of an intention not to renew any insurance policy has been received by the Seller.  Schedule 3.1.21 attached hereto also contains a true and complete description of (a) all current and open or known claims related to the Business under any of the policies listed on Schedule 3.1.21; and (b) all written claims ever made against the Seller or known events which are reasonably likely to give rise to a claim against the Seller, whether or not covered by insurance.

3.1.22                     Compliance with Environmental Laws.  The Seller and the Business are in compliance with all applicable Environmental Laws.    The Seller is not required to obtain any permits, licenses and other authorizations for the conduct of the Business under any federal, state and local laws and the regulations promulgated thereunder relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of hazardous substances, materials or wastes (collectively, “Hazardous Wastes”) into the environment (including, without limitation, ambient air, surface water, ground water, or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Wastes (collectively, “Environmental Laws”). There are no pending or, to the Knowledge of the Seller, threatened investigations, actions or proceedings of any nature involving the Seller or the Business or the properties leased by it or otherwise arising under any Environmental Laws.

3.1.23                     Compliance.  The Seller is not in violation of any Laws, decrees or ordinances applicable to the Business, the Seller or the Purchased Assets, including, without limitation, any Laws, decrees or ordinances pertaining to Medicare, Medicaid, Tricare, HIPAA or HI-TECH.  None of the Seller, Owner or the Owner Member has received or entered into any citations, complaints, consent orders, compliance schedules, or other similar enforcement orders or received any written notice from any governmental Authority or any other written notice that would indicate that there is not currently compliance with all such legal requirements with respect to the Business, the Seller or the Purchased Assets.  No event has occurred which, with either the giving of notice, the passage of time, or both, would constitute grounds for a violation, order or deficiency with respect to any of the foregoing.  The Seller and any affiliate have not engaged in any activities which are prohibited under 42 U.S.C. § 1320a-7b, 42 U.S.C. § 1395nn or 31 U.S.C. § 3729-3733 (or other federal or state statutes related to false or fraudulent claims) or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations.

3.1.24                     Dealing with Affiliates.  None of the Owner, the Owner Member or any other affiliate of the Seller or the Owner has any interest in any property (whether real, personal or mixed and whether tangible or intangible) currently used in or pertaining to the Business.  Schedule 3.1.24 sets forth a complete list, including the parties, of all oral or written agreements and arrangements to which the Seller is or has been a party, at any time and to which any one or more of the Owner, the Owner Member or any other affiliate of the Seller or the Owner or the Owner Member is also a party.

3.1.25                     No Subsidiaries.  Other than a seventy-five percent (75%) membership interest in IPS Consulting Services, LLC, a Georgia limited liability company, there is no corporation, general partnership, limited partnership, limited liability company, joint venture, association, trust or other entity or organization which the Seller controls, or has controlled, or in which the Seller owns or owned equity interest or any other interests.  There are no outstanding contractual obligations of the Seller to acquire any outstanding shares of capital stock or other ownership interests of any corporation, partnership or other entity.

3.1.26                     Intellectual Property.  All copyrights, patents, trade secrets, trademarks, service marks, or other intellectual property or proprietary rights associated with any ideas, concepts, techniques, inventions, processes or works of authorship developed or created by any employee or independent contractor during the course of their performing work for the Seller, and any other work product conceived, created, designed, developed or contributed to by each such person during the course of his or her employment or engagement with the Seller that relates in any way to the Business (collectively, the “Work Product”) belongs exclusively to the Seller, and such Work Product shall be transferred to Buyer as of the Closing.

3.1.27                     Release of Claims.  Each of the Owner and the Owner Member represents and warrants that, as of the Closing, he or it has no claims (direct or indirect) against the Seller (either individually or as a member of the Seller or the Owner), arising under any contract or agreement (regardless of whether written or oral), Law, tort or otherwise, that could in any manner, whatsoever, adversely affect Buyer or Buyer’s title to, or use of, the Purchased Assets.

3.1.28                     Full Disclosure.  No representation or warranty of the Seller, the Owner or the Owner Member contained herein, or information with respect to the Seller, the Owner and the Owner Member contained herein, or in any statement, certificate or other schedule furnished to Buyer by the Seller, the Owner and the Owner Member pursuant hereto or in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements herein or therein not false or misleading.

3.1.29                     Other Acquisition. The Seller, the Owner and the Owner Member acknowledge and confirm that the purchase price to be paid with respect to the Other Acquisition pursuant to the Other Acquisition Agreement has been separately negotiated with the selling party therein.  The Seller, the Owner and the Owner Member further acknowledge and confirm that no representations or warranties have been made by Buyer or any of its affiliates or representatives to any of the Seller, the Owner or the Owner Member with respect to any purchase price or other amounts to be paid in connection with the Other Acquisition Agreement and all decisions of the Seller, the Owner and the Owner Member to enter into this Agreement and the Collateral Agreements, and to sell the Purchased Assets pursuant to the terms hereof, have been made based on the terms hereof and thereof and without regard to any expectation or understanding by any of them as to the amounts being paid pursuant to the Other Acquisition Agreement.

3.2          Representations and Warranties of Buyer.  Buyer hereby represents and warrants to the Seller, the Owner and the Owner Member that each of the following representations and warranties are true as of the date of this Agreement, and unless otherwise expressly set forth herein, as of Closing.

3.2.1                       Organization and Valid Existence.  Buyer is a [limited liability company] duly organized, validly existing and in good standing under the laws of the State of Georgia and has all necessary power, authority and capacity to enter into this Agreement and carry out its obligations hereunder, to own, manage and lease its property and assets, and to carry on its business as presently conducted by it.

3.2.2                       Authority, Approval and Enforceability.  This Agreement has been duly executed and delivered by Buyer and Buyer has all requisite corporate power to execute and deliver this Agreement and all Collateral Agreements executed and delivered or to be executed and delivered by it in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Collateral Agreements, and to perform its obligations hereunder and under the Collateral Agreements.  The execution, delivery and performance by Buyer of this Agreement and the Collateral Agreements have been duly and validly authorized by proper corporate action (including all necessary shareholder approval).  This Agreement and each Collateral Agreement to which Buyer is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of Buyer enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or affecting the rights of creditors in general.

3.2.3                       Absence of Conflicting Agreements.  Buyer is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, instrument, charter or bylaw provision, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, or under which any default would occur, as a result of the execution and delivery of this Agreement by Buyer or the consummation of any of the transactions described herein.

3.3          No Broker.  Each of the Parties represents and warrants to each of the other Parties that all negotiations relating to this Agreement and the transactions contemplated hereby have been carried on among them directly and without the intervention of any other Person in such manner as to give rise to any valid claims against any of the Parties for a brokerage commission, finder’s fee or other like payment.

3.4          Non-Waiver.  No investigations made by or on behalf of Buyer at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Seller, the Owner or the Owner Member herein or pursuant hereto.

3.5          Nature and Survival of Representations, Warranties and Covenants.  All statements contained in any certificate or other instrument executed and delivered by or on behalf of a Party pursuant to or in connection with the transactions described in this Agreement shall be deemed to be made by such Party hereunder.  All representations, warranties, covenants and agreements contained herein on the part of each of the Parties shall survive the Closing, the execution and delivery hereunder of transfer instruments and other documents and payment of all consideration therefor, subject to Section 6.5.2.

4.                                      CONDITIONS PRECEDENT TO THE PERFORMANCE OF THE OBLIGATIONS OF BUYER, THE SELLER, THE OWNER AND OWNER MEMBER

4.1          Buyer’s Conditions.  The obligation of Buyer to complete the Acquisition hereunder shall be subject to the satisfaction of or compliance with, at or before the Closing, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of Buyer or its affiliates and may be waived by Buyer or its affiliates in whole or in part).

4.1.1                       Compliance with Agreement.  The Seller, the Owner and the Owner Member shall have performed and complied in all material respects with each of its obligations under this Agreement which are to be performed or complied with by it prior to or at the Closing.

4.1.2                       Receipt of Closing Documentation.  All documentation relating to the due authorization and completion of the Acquisition and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Seller, the Owner or the Owner Member of their obligations under this Agreement shall be satisfactory to Buyer and Buyer’s legal counsel, and Buyer shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions described herein and the taking of all appropriate proceedings in connection therewith in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to Buyer and Buyer’s legal counsel.

4.1.3                       Representations and Warranties.  The representations and warranties made by the Seller, the Owner and the Owner Member in this Agreement (disregarding any qualifiers and materiality exceptions) shall be true and correct as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date, except for changes permitted or contemplated by this Agreement and except where the failure to be true and correct, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a material adverse effect on the Business or the Purchased Assets.

4.1.4                       Consents, Authorizations and Registrations.  All consents, approvals, orders and authorizations of any Persons or Authorities (or registrations, declarations, filings or recordings with any such authorities) required in connection with (i) the completion of any of the transactions described in this Agreement, (ii) the execution of this Agreement, (iii) the Closing or (iv) the performance of any of the terms and conditions hereof, as set forth on Schedule 4.1.4, shall have been obtained on or before the Closing.

4.1.5                       Other Agreements and Documents.  The agreements and documents set forth in Section 2.5 shall have been executed, certified and/or approved, as applicable, and originals thereof delivered to Buyer on or before the Closing, and the Seller, the Owner and the Owner Member shall have otherwise complied with Section 2.5.

4.1.6                       Outstanding Indebtedness.  The Seller and the Owner shall have provided payoff letters from the holders of the Seller’s outstanding Indebtedness (including, without limitation, the Seller Note Payable), other than the Assumed Obligations, providing that, upon payment of all the Seller’s outstanding Indebtedness at the Closing, all Liens filed against the Seller and the Seller’s properties shall be terminated.

4.1.7                       Litigation.  At and upon the Closing, there shall be no litigation, governmental investigation or proceeding pending or threatened (i) for the purpose of enjoining or preventing the consummation of any of the transactions described in this Agreement or otherwise claiming that such consummation is improper or (ii) which might adversely affect the Purchased Assets or the Business after the Closing Date.

4.1.8                       Opinion of Counsel.  Buyer shall have received an opinion of counsel to the Seller in a form satisfactory to Buyer’s counsel.

4.1.9                       Termination of Certain Agreements.  The Seller shall have delivered evidence reasonably satisfactory to Buyer that the IPS Contract has been terminated without any further liability thereunder of Buyer.

4.1.10                     Other Acquisition Agreement and Consummation of the Other Acquisition.  The Other Acquisition Agreement, together with the other documentation required thereunder, shall have been executed and delivered by the parties thereto and the Other

Acquisition shall have been consummated and effective immediately preceding the consummation hereof.

4.1.11                     Financing.  Buyer shall have received third party financing in the amount sufficient to consummate the closing hereunder and under the Other Acquisition Agreement on terms acceptable to Buyer.

4.1.12                     Due Diligence.  Buyer shall have completed its due diligence review of the Seller with results reasonably satisfactory to Buyer.

4.1.13                     Approval of Boards of Directors.  The execution, delivery and performance of this Agreement and the Collateral Agreements shall have been approved by Buyer’s member(s) and/or manager(s) and the Board of Directors of CRH.

4.2          The Seller’s, the Owner’s and the Owner Member’s Conditions.  The obligations of the Seller, the Owner and the Owner Member to complete the Acquisition hereunder shall be subject to the satisfaction of or compliance with, at or before the Closing, of each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Owner and the Seller and may be waived by them in whole or in part).

4.2.1                       Receipt of Closing Documentation.  All documentation relating to the due authorization and completion of the Acquisition and all actions and proceedings taken on or prior to the Closing in connection with the performance by Buyer of its obligations under this Agreement shall be satisfactory to the Seller and the Seller’s legal counsel, and the Seller shall have received copies of all such documentation or other evidence as they may reasonably request in order to establish the consummation of the transactions described herein and the taking of all appropriate proceedings in connection therewith in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Seller and the Seller’s legal counsel.

4.2.2                       Other Acquisition Agreement and Consummation of the Other Acquisition.  The Other Acquisition Agreements, together with the other documentation required thereunder, shall have been executed and delivered by the parties thereto and the Other Acquisition shall have been consummated and effective immediately preceding the consummation hereof.

4.2.3                       Other Agreements and Documents.  The agreements and documents set forth in Section 2.6 shall have been executed, certified and/or approved, as applicable, and originals thereof delivered to the Seller on or before the Closing.

5.                                      OTHER COVENANTS OF THE PARTIES

5.1          Restrictive Covenants.  As a material and valuable inducement for Buyer to enter into this Agreement, pay and deliver the Acquisition Consideration and consummate the transaction provided for herein, and in order to protect the goodwill acquired by Buyer, the Seller, the Owner and the Owner Member agree to the restrictions set forth in this Section 5.1.

5.1.1                       Non-Competition.  Each of the Seller, the Owner and the Owner Member agrees that during the Restricted Period the Seller, the Owner and the Owner Member will not, directly or indirectly, provide services similar to the management services being provided under the Management Contract to or for any Person who provides medical services in the Specialty to or for any ambulatory surgical center affiliated with a gastroenterology practice within the “Restricted Area” (being within thirty (30) miles of any health care facility or office at which GAA rendered services in the Specialty as of the Closing).  Nor will the Seller, the Owner and the Owner Member during the Restricted Period directly or indirectly consult, own, invest in, finance, or assist any physician or group of physicians to directly or indirectly own, acquire, operate any anesthesia medical practice providing anesthesia services to or for any ambulatory surgical center affiliated with a gastroenterology practice in the Restricted Area.  The “Restricted Period” shall mean and include a period of seven (7) years from the Closing Date.  Nothing in this Section 5.1.1 shall prohibit the Seller, Owner and Owner Member from (a) performing management and billing services to those medical practices listed on Schedule 5.1.1, (b) owning those medical practices listed on Schedule 5.1.1 or (c) performing billing and collection services (as opposed to management services) within the Restricted Area.  Each of the Seller, the Owner and the Owner Member agrees that they will not at any time, in any fashion, form or manner, unless specifically consented to in writing by Buyer, either directly or indirectly, use or divulge, disclose, or communicate to any person, firm or corporation, in any manner whatsoever, any confidential information of any kind, nature, or description, including that which is a part of the goodwill, concerning any matters affecting or relating to the Business, except as necessary to provide patient care and subject to applicable Law.

5.1.2                       Non-Solicitation of Employees or Contractors.  Each of the Seller, the Owner and the Owner Member agrees that during the Restricted Period, the Seller, the Owner and the Owner Member will not, without the prior written consent of Buyer, directly or indirectly, as an individual or on behalf of a firm, corporation, partnership or other legal entity, solicit for employment or engagement or endeavor in any way to entice or lure away from employment or engagement with Buyer or its affiliates, or hire or offer to hire, or engage any individual who within the prior six (6) months is or was an employee, officer, director or agent of Buyer or its affiliates.    This Section 5.1.2 shall not apply to the employment or engagement of [REDACTED].

5.1.3                       Specific Performance.  It is recognized and hereby acknowledged by the Parties hereto that a breach or violation by any of the Seller, the Owner or the Owner Member or any of their affiliates of any or all of the covenants and agreements contained in this Section 5.1 would cause irreparable harm and damage to Buyer or an affiliate of Buyer in a monetary amount which may be virtually impossible to ascertain.  As a result, each of the Seller, the Owner and the Owner Member recognizes and hereby acknowledges that Buyer or an affiliate of Buyer shall be entitled to (a) a decree or order of specific performance to enforce the observance and performance of such covenant, obligation or other provision and (b) an injunction from any court of competent jurisdiction enjoining and restraining any breach or violation of any or all of the covenants and agreements contained in this Agreement by any of the Seller, the Owner or the Owner Member and/or their associates, affiliates, partners or agents, either directly or indirectly, (without the need to post bond), and that such rights shall be cumulative and in addition to whatever other rights or remedies Buyer or an affiliate of Buyer may possess hereunder, at law or in equity.  THE RESTRICTIVE COVENANTS IN THIS SECTION HAVE BEEN NARROWLY TAILORED TO PROHIBIT THE SELLER, THE OWNER AND THE OWNER MEMBER FROM WORKING IN COMPETITION WITH BUYER WITHIN THE LIMITED GEOGRAPHIC AREA DESCRIBED ABOVE.

5.1.4                       Tolling.  The foregoing Restricted Period shall be tolled and extended for any period(s) of time during which any of the Owner, the Owner Member or the Seller are in breach of their obligations under this Section 5.1 and the enforcement of the covenants is being litigated or arbitrated, including any appeal or confirmation proceedings, provided that either the outcome of such litigation or arbitration is to enforce, in whole or in part, such covenants or the Owner Member, the Owner or the Seller in question voluntarily cease the breaching activity following the commencement of such enforcement filing.

5.1.5                       Survival; Beneficiaries; Assistance.  The provisions of this Section 5.1 shall survive the termination of this Agreement and are expressly intended to benefit and be enforceable by Buyer and other affiliated entities of Buyer, which are made express third party beneficiaries hereof.  In addition, none of the Owner, the Owner Member or the Seller may assist others in engaging in any of the foregoing restrictive activities.

5.1.6                       Review.  The Seller, the Owner and the Owner Member has each carefully read and considered the provisions of this Section 5.1, and having done so, agrees that the restrictions set forth in this Section 5.1 (including the time period of the restrictions and the geographical areas of restrictions set forth herein) are fair and reasonable and are reasonably required for the protection of the interests of Buyer or an affiliate of Buyer.  In the event that, notwithstanding the foregoing, any part of the covenants set forth in this Section 5.1 shall be held to be invalid or unenforceable by a court of competent jurisdiction, the Parties hereto agree that such invalid or unenforceable provision(s) shall be construed in a manner that renders such provisions enforceable to the maximum extent possible and, if such construction is not possible, such invalid or unenforceable provision(s) may be severed from this Agreement without, in any manner, affecting the remaining portions hereof (all of which shall remain in full force and effect).  In the event that any provision of this Section 5.1 related to time period or areas of restriction shall be declared by a court of competent jurisdiction to exceed the maximum time period, area or activities such court deems reasonable and enforceable, said time period or areas of restriction shall be deemed modified to the minimum extent necessary to make the geographic or temporal restrictions or activities reasonable and enforceable.

5.1.7                       Independence.  All covenants in this Section 5.1 shall be construed as an agreement independent of any other provision of this Agreement or any other Collateral Agreement or other transaction document, and the existence of any claim, cause of action or defense of any Owner, Owner Member or the Seller against Buyer or its affiliates, whether predicated on this Agreement or otherwise, shall not constitute a defense to enforcement by Buyer or any of its affiliates of such covenants.

5.2          Post-Closing Access for Records Review.  With respect to post-Closing access, the Parties agree as follows:

5.2.1                       Post-Closing Access to the Owner and Seller.  In addition to the right of access pursuant to Section 2.11.1, until the date which is seven (7) years following the Closing Date, Buyer will give the Seller and the Owner access to (and the right to make copies thereof at such Owner’s or Seller’s own expense) the books, files and records of Buyer solely to the extent they relate to the events arising on or prior to the Closing Date with respect to the Purchased Assets and the Business.  Any review or access permitted to the Owner and the Seller under this Section shall be conducted by the Owner or Seller in good faith, with a reasonable purpose and in a manner so as not to interfere unreasonably with the operations of Buyer following the Closing.

5.2.2                       Post-Closing Access to Buyer.  Until the date which is seven (7) years following the Closing Date, the Owner, the Owner Member and the Seller will give to Buyer free and unrestricted access to (and the right to make copies thereof at Buyer’s own expense) the books, files, records and tax returns of the Seller and the Owner as to events arising prior to the Closing Date with respect to the Purchased Assets and the Business (and shall cause IPS to give Buyer access to the books and records of IPS related to GAA); provided, however, nothing in this Section shall require the Seller, the Owner or the Owner to disclose or grant Buyer access to any information protected by the attorney-client privilege or the attorney work product doctrine.  Each of the Owner, the Owner Member and the Seller covenant and agree that they will not destroy or dispose of such books, files, records or tax returns prior to the date which is seven (7) years following the Closing Date.  Following expiration of such seven (7) year period, the Owner, the Owner Member and the Seller will provide Buyer with sixty (60) days advance notice of their intent to destroy or dispose of such materials, and during said sixty (60) day period, Buyer will have the right to take possession of said materials at its sole expense.  Any review or access permitted to Buyer under this Section shall be conducted by Buyer in good faith, with a reasonable purpose and in a manner so as not to interfere unreasonably with the operations of the Owner and the Seller following the Closing.

5.3          Assumed Obligations.  Prior to the Closing Date, the Seller shall obtain all consents, if any, required for the effective and valid assignment of the Assumed Obligations hereunder and shall take any other action necessary to facilitate the assumption and assignment of the Assumed Obligations.  On or before the Closing Date, the Seller shall have paid all amounts owed by the Seller as of the Closing Date under the terms of the Assumed Obligations and otherwise cured any and all defaults thereunder.

5.4          Tax Matters.  In connection with Tax matters, the Parties agree as follows:

5.4.1                       All Taxes levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between the Seller and Buyer as of the Closing Date based on the number of days of such taxable period included in the period through and including the Closing Date and the number of days of such taxable period included in the period commencing on the day after the Closing Date, respectively, with the Seller being liable for the proportionate amount of such Taxes that is attributable to the period through the Closing Date, and Buyer being liable for the proportionate amount of such Taxes that is attributable to the period after the Closing.  Within a reasonable period after the Closing, the Seller and Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 5.5.2, together with such supporting evidence as is reasonably necessary to calculate the proration amount.  The proration amount shall be paid by the Party owing it to the other within ten (10) days after delivery of such statement.  Any payment required under this Section 5.5.2 and not made within ten (10) days after delivery of the statement shall bear interest at the rate per annum determined from time to time under the provisions of Section 6621(a)(2) of the Code for each day until paid.

5.5          Employee Benefit Matters.

Without limiting Section 2.2.2, the Seller shall be responsible for all employee and Independent Contractor wages, benefits (including payments for accrued vacation or sick pay, unemployment compensation, employment taxes, health claims or similar payments), severance pay obligations, any liability and responsibility for fulfilling all federal and/or state COBRA and continuation of coverage requirements with respect to the Seller’s current and/or former employees and all other employee-related costs arising as a result of any events, acts (or failures to act) prior to Closing and as a result of any terminations contemplated hereby, whether or not disclosed on the Disclosure Schedules.  In the event that Buyer incurs any liability or cost in respect of its obligation for fulfilling any federal and/or state COBRA and continuation of coverage requirements with respect to the Seller’s current or former employees (other than employees, if any, who continue employment with Buyer immediately following the Closing), the Seller, the Owner and the Owner Member shall reimburse Buyer for such liability or cost.

5.6          Certain Matters Pending Closing.

5.6.1                       Buyer and its authorized agents, officers and representatives shall have reasonable access to the Seller and the Purchased Assets to conduct such examination and investigation of the Business and the Purchased Assets as they deem reasonably necessary, provided that such examinations shall be during normal business hours and shall not unreasonably interfere with the Seller’s normal business operations and activities.  The Seller shall, and shall cause the Seller’s Representatives to (a) afford Buyer and its representatives access to properties, books, records, accounts and documents, (b) as reasonably requested by Buyer, furnish Buyer and its Representatives with copies of such properties, books, records, accounts and documents, (c) furnish Buyer and its Representatives with such additional financial, operating, and other data and information, all of or relating to the Business and its operations and Purchased Assets and all as Buyer may reasonably request and (d) afford Buyer and its Representatives access to IPS’s properties, books, records, accounts and documents and employees, in each case with respect to services provided on behalf of GAA; provided, however, nothing in this Section shall require the Seller, the Owner or the Owner to disclose or grant Buyer access to any information protected by the attorney-client privilege or the attorney work product doctrine.

5.6.2                       Buyer and the Seller will cooperate in all reasonable respects in connection with giving notices to any governmental body, or securing the permission, approval, determination, consent or waiver of any governmental body, required by Law in connection with the transfer of the Purchased Assets from Seller to Buyer.

5.6.3                       All Tax Returns required to be filed by the Seller with respect to the Business prior to the Closing Date or relating to periods prior to the Closing Date will be timely filed when due with the appropriate governmental agencies or extensions will have been properly requested and all Taxes pertaining to ownership of the Purchased Assets or operation of the Business prior to the Closing Date will be paid by the Seller when due and payable.

5.6.4                       From and after the date hereof and prior to the Closing, the Seller shall (i) operate the Business in the ordinary course of business consistent with past practices; (ii) not take or agree to take any action inconsistent with the foregoing or inconsistent with the consummation of the Closing as contemplated by this Agreement; (iii) not, without Buyer’s prior written consent, enter into, or become obligated under, any agreement or commitment on behalf of the Seller with respect to the Business or the Purchased Assets; (iv) not incur any Indebtedness for borrow money; and (v) provide prompt written notice of the occurrence of any act, action, event or circumstance which would violate any representation and warranty contained in Section 3.1, would cause any representation and warranty in Section 3.1 to become incomplete or untrue in any respect; or could reasonably result in a material adverse effect with respect to the Business or the Purchased Assets.

5.7          Exclusivity.  The Seller, the Owner and the Owner Member agree and covenant that until Closing or this Agreement is terminated in accordance with its terms, none of the Seller, the Owner and the Owner Member nor anyone acting on behalf of the Seller or the Owner and the Owner Member, shall, directly or indirectly, solicit or initiate discussions concerning, or enter into negotiation with or furnish information that is not publicly available to, any Person concerning any proposal for a merger, sale of assets, sale of membership interests or other takeover or business combination transaction involving the Business or the Purchased Assets (a “Competing Sale”) and will notify Buyer immediately in writing if the Seller, the Owner or the Owner Member receives a written proposal with respect to any of the foregoing transactions.  The Seller, the Owner and the Owner Member represent that none of the Seller, the Owner and the Owner Member is a party to, or bound by, any agreement with respect to such a Competing Sale.

5.8          Collection of Accounts Receivable.  From and after the Closing, Seller shall pursuant to the Management Contract (subject to that certain Termination Agreement dated as of even date herewith pursuant to which such foregoing Management Contract is being terminated) and Buyer and Seller shall use their commercially reasonable efforts to cause IPS, pursuant to the IPS Contract (subject to that certain Termination Agreement dated as of November 30, 2014 pursuant to which the foregoing IPS Contract is being terminated), to bill for services provided by Seller to GAA prior to the Closing Date and to collect, in the ordinary course, the Accounts Receivable of Seller (determined pursuant to the Management Contract) attributable solely to services provided by Seller to GAA, pursuant to the Management Contract, prior to the Closing Date (collectively, the “Pre-Closing Seller Accounts Receivable”).  Buyer shall have no obligation to file collection actions or lawsuits with respect to any such Pre-Closing Seller Accounts Receivable attributable to services provided by Seller to GAA prior to the Closing Date (or with respect to any “Pre-Closing Accounts Receivable” being accounts receivable attributable to services provided by GAA prior to the Closing Date); nor shall Buyer have any liability to Seller or Seller Owner for any failure by IPS to timely bill for services provided by

GAA prior to the Closing Date or to collect any such Pre-Closing Accounts Receivable attributable to services provided by GAA prior to the Closing Date.  This Section shall not apply with respect to any billing for services provided by Buyer on or after the Closing Date or any accounts receivable attributable to services provided by Buyer on or after the Closing Date (“Post-Closing GAA Accounts Receivable”).

5.8.1                       Buyer shall pay to Seller, solely from Pre-Closing Accounts Receivable collections, by the tenth (10th) day of each calendar month, with respect to the immediately preceding calendar month (which calendar month begins after the Closing Date), an amount equal to the positive difference (if any) between (a) the aggregate of the Pre-Closing GAA Accounts Receivable collected under the Management Contract (subject to such applicable Termination Agreement) during such immediately preceding calendar month (net of the billing and collection expense equal to six percent (6%) of Buyer’s net revenues attributable to such Pre-Closing Accounts Receivable in accordance with the IPS Contract, subject to such applicable Termination Agreement, minus (b) the sum of (i) all of the amounts, if any, paid by GAA or Buyer on or after the Closing attributable to GAA’s obligations with respect to trade and accounts payable and other operating expenses incurred or accrued for all periods on or prior to the Closing Date (including compensation payable to physicians and CRNAs employed or engaged by GAA and all billing and collection and management fees payable to Seller), plus (ii) Buyer’s operating expenses after the Closing Date (including, without limitation, the cost of CRNAs, physician labor, anesthesia drugs and supplies, any billing and collection expense and management fee (without double counting of such amounts deducted in subsection (a)), insurance, bank fees, Taxes and other expenses required by GAA to provide anesthesia services pursuant to the PSA Contracts) for the applicable calendar months (such amounts in subsection (b)(ii), collectively, the “Advanced Expenses”).  Notwithstanding the foregoing, the reduction described in subsection (b)(ii) shall not apply after the first two calendar months after the Closing Date and nothing in subsection (b)(ii) shall be construed to mean that such expenses are the responsibility of Buyer nor affect any indemnification rights Buyer may have under Section 6.  An example of the intended application of this Section 5.8.1 in conjunction with the application of Section 5.9 of the Other Acquisition Agreement, relating to the collection of GAA’s Pre-Closing Accounts Receivable) is set forth in the Accounts Receivable Worksheet attached hereto as Exhibit F.  For avoidance of doubt, in no event will GAA or Buyer owe any amounts to Seller under this Section 5.8 (or the Seller under the Other Acquisition Agreement pursuant to Section 5.9 thereof) other than from collections of any Accounts Receivable attributable to services provided by GAA before the Closing Date.

5.8.2                       Beginning on March 10, 2015, Buyer shall begin to repay to Seller the Advanced Expenses (such payments to be made by the tenth (10th) day of each calendar month, with respect to the immediately preceding calendar month).   The first payment hereunder will be due by March 10, 2015 and the tenth (10th) day of each calendar month thereafter until the Advanced Expenses are repaid to Seller in full; provided, however, all accrued and unpaid Advanced Expenses shall be immediately due and payable in full on or before June 10, 2015.  The amount payable each month by Buyer with respect to the Advanced Expenses will equal the product of (a) twenty-five percent (25%) multiplied by (b) the positive difference, if any, between (i) the aggregate of the Post-Closing Accounts Receivable payable to Buyer during such immediately preceding calendar month (net of the billing and collection expense equal to six percent (6%) of GAA’s net revenues and management fee equal to four percent (4%) of the Buyer’s net revenues attributable to such Post-Closing Accounts Receivable, in each case attributable to such Post-Closing Accounts Receivable under the IPS Billing and Management Agreement as defined in the Other Acquisition Agreement), minus (b) all of the amounts paid by Buyer on or after the Closing attributable to Buyer’s obligations with respect to trade and accounts payable and all other operating expenses (of a nature described above in Section 5.8.1) incurred or accrued for all periods on or after the Closing Date, and other liabilities arising from Seller’s conduct of business for all periods on or before the Closing Date.

5.8.3                       Each monthly payment shall include a breakdown showing, in reasonable detail, the determination of the amount payable such month by the Buyer to the Seller.

6.                                      INDEMNIFICATION

6.1          Tax Indemnity.  The Owner, the Owner Member and the Seller hereby agree that they shall jointly and severally indemnify and save harmless Buyer and its affiliates and their respective directors, managers, officers, employees, and agents (collectively, “Representatives”) from and against any and all Seller Taxes, and the Owner, the Seller and the Owner Member agree that they shall be responsible for any and all costs incurred by Buyer or any of its Representatives with respect to such Seller Taxes.

6.2          Seller’s Indemnity for Acts or Omissions. Subject to the limitations and procedures set forth in this Section 6, the Owner, the Owner Member and the Seller hereby agree that they shall jointly and severally indemnify and save harmless Buyer and its Representatives from and against any claims, demands, actions, causes of action, damage, loss, costs, liability or expense (“Claims”) which may be brought against Buyer or its Representatives and/or which any of them may suffer or incur as a result of, in respect of, or arising out of (i) the acts, omissions, or other conduct of the Seller or its employees, contractors or Representatives, or other circumstance or event occurring or arising at or prior to Closing, with respect to the operation of the Business, and/or ownership of the assets of the Seller, (ii) the inaccuracy of any representation or warranty made by the Seller, the Owner and the Owner Member in this Agreement or any Collateral Agreement, (iii) termination of existing employment arrangements and release of Claims by and between the Seller and each other person employed by or otherwise engaged by the Seller, (iv) the failure of any of the Owner, the Owner Member or the Seller to comply with any covenants or other commitments made by them in this Agreement or any Collateral Agreement, (v) any items listed on the Disclosure Schedules unless expressly stated to be Assumed Obligation, (vi) the Excluded Assets or Excluded Liabilities of the Seller or (vii) any Lien or purported Lien on or with respect to the Purchased Assets.

6.3          Buyer’s Indemnity for Acts or Omissions.  Subject to the limitations and procedures set forth in this Section 6, Buyer and CRH hereby agree that they shall jointly and severally indemnify and save harmless the Seller, the Owner and the Owner Member and their Representatives from and against any Claims which may be brought against the Seller, the Owner and the Owner Member and their Representatives and/or which any of them may suffer or incur as a result of, in respect of, or arising out of (i) the acts, omissions, or other conduct of Buyer or its employees, contractors or representatives, or other circumstance or event occurring or arising following Closing, with respect to the operation of the Business, and/or ownership of the Purchased Assets by Buyer, (ii) the inaccuracy of any representation or warranty made by Buyer in this Agreement or any Collateral Agreement, (iii) the failure of Buyer or CRH to comply with any covenants or other commitments made by them in this Agreement or any Collateral Agreement, or (iv) the Purchased Assets or Assumed Obligations.

6.4          Procedure for Indemnity.  For purposes of this Section 6, a Party making a claim for indemnity is referred to as the “Indemnified Party” and the Party against whom such claim is asserted is referred to as the “Indemnifying Party.”

6.4.1                       If any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party is asserted against or sought to be collected from such Indemnified Party by a third party, including any taxing Authority, said Indemnified Party shall with reasonable promptness notify in writing the Indemnifying Party of such claim or demand stating with reasonable specificity the circumstances of the Indemnified Party’s claim for indemnification; provided, however, that any failure to give such notice shall not constitute a waiver of any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are actually prejudiced as a result of such failure.

6.4.2                       After receipt by the Indemnifying Party of such notice, the Indemnifying Party shall, at its cost and expense, defend, manage and conduct any proceedings, negotiations or communications involving any claimant whose claim is the subject of the Indemnified Party’s notice to the Indemnifying Party as set forth above, and shall take all actions necessary, including but not limited to the retention of counsel reasonably satisfactory to the Indemnified Party, and the posting of such bond or other security as may be required by any Authority, so as to enable the claim to be defended against or resolved without expense or other action by the Indemnified Party, provided, however, that the Indemnifying Party shall not settle any such claim without the prior written consent of the Indemnified Party unless such settlement fully releases the Indemnified Party from all liabilities subject to such dispute and does not include any statement as to an admission of fault, culpability or failure to act by or on behalf of the Indemnified Party.  In the event that the Indemnifying Party shall fail to initiate a defense of such claim within ten (10) days of the date of the notice to the Indemnifying Party using counsel reasonably satisfactory to the Indemnified Party, or in the reasonable judgment of the Indemnified Party (i) the Indemnifying Party is not adequately defending such claim, or (ii) any applicable insurance coverage is at risk of denial or may be impaired by reason of such defense by the Indemnifying Party, then the Indemnified Party, after five (5) days written notice to the Indemnifying Party, may retain counsel and conduct the defense of such claim as it may in its discretion deem proper, at the cost and expense of the Indemnifying Party.  Upon request of the Indemnifying Party, the Indemnified Party shall, to the extent it is compensated in advance for any expenses thereby incurred:

6.4.2.1                    take such action as the Indemnifying Party may reasonably request in connection with such action,

6.4.2.2                    allow the Indemnifying Party to dispute such action in the name of the Indemnified Party and to conduct a defense to such action on behalf of the Indemnified Party, and

6.4.2.3                    render to the Indemnifying Party all such assistance as the Indemnifying Party may reasonably request in connection with such dispute and defense; provided, however, that the Indemnifying Party shall pay any out-of-pocket costs the Indemnified Party incurs in connection with taking such actions.

6.4.3                       Notwithstanding the foregoing, the Indemnified Party shall not be obligated to take any action or assert any claim that it reasonably believes would be materially adverse to its reputation or that would threaten or restrict its ability to conduct business in the future.  The Parties agree there is no intent for any insurance coverage of any of the Parties or the Representatives to be adversely impacted or superseded by the contractual indemnity claims set forth in this Agreement.

6.4.4                       If the Indemnified Party is requested or required to pay any Taxes, and sue for a refund, the Indemnifying Party shall advance to the Indemnified Party, on an interest free basis, the amount of such claim.  If, after actual receipt by the Indemnified Party of an amount advanced by the Indemnifying Party pursuant to this Section 6.3.4, the extent of the liability of the Indemnified Party with respect to the indemnified matter shall be established by the final judgment or decree of a court or a final or binding settlement with an administrative agency having jurisdiction thereof, the Indemnified Party shall promptly pay to the Indemnifying Party any refund received by or credited to the Indemnified Party with respect to the indemnified matter (together with any interest paid or credited thereon by the taxing Authority or any recovery of legal fees from such taxing Authority).  Notwithstanding the foregoing, the Indemnified Party shall not be required to make any payment hereunder before such time as the Indemnifying Parties shall have made all payments or indemnities then due with respect to Indemnified Party pursuant to this Section 6.

6.5          Limitation on Liability.

6.5.1                       The representations, warranties and agreements of the Seller, the Owner and the Owner Member and Buyer set forth in this Agreement or in connection with the transactions contemplated hereby shall survive the Closing, subject to the limitation periods set forth in Section 6.5.2, as applicable.  Such representations, warranties and agreements shall not be affected or diminished in any way by the knowledge of a Party or any investigation (or the failure to investigate) at any time by or on behalf of the Party for whose benefit such representations, warranties or agreements were made.

6.5.2                       Other than as provided in this Section 6.5.2, or as specifically provided in any representation, warranty or agreement, all representations and warranties of the Seller, the Owner and the Owner Member and Buyer contained in this Agreement shall expire, terminate and be of no force and effect (or provide the basis for any claim) and no Party shall have any obligation to indemnify therefor unless written notice of any claim resulting from any breach thereof is received prior to the second (2nd) anniversary of the Closing Date; provided, however, that, with respect to the Seller, the Owner and the Owner Member, (a) with respect to claims resulting from a breach of any representation or warranty contained in Section 3.1.11 and/or of the obligations contained in Section 5.5 and claims for indemnity for Taxes pursuant to the indemnification obligations set forth in Section 6.1 (each, a “Tax Claim”), the time period for written notice of any such Tax Claim shall extend until ninety (90) days following the expiration of the statutory period during which any taxing Authority may bring a claim against the Seller, Buyer or any of its affiliates for Taxes which are the subject of any such Tax Claim or, such longer statutory period if requested by the taxing Authority, (b) with respect to claims against the Seller or the Owner arising out of services provided prior to the Closing Date, the time period for written notice of any such claim shall extend until ninety (90) days following the expiration of the applicable statute of limitations, and (c) with respect to (i) any claim of fraud against the Seller, the Owner or the Owner Member, (ii) any claim of fraud or other violation against the Seller or the Owner that relates to state or federal government payor programs, including but not limited to Medicare or Medicaid, or (iii) a claim relating to a breach of any representation or warranty in Sections 3.1.2, 3.1.4, 3.1.5, 3.1.6, 3.1.8, 3.1.16, 3.1.17, 3.1.20, 3.1.23 and 3.1.27 (each a “Fundamental Representation”), or (iv) a claim resulting from a breach of any covenant for indemnity pursuant to Section 6.2, no such time limitation shall be applicable.

6.5.3                       Except as set forth below, Buyer and its Representatives shall have no claim for indemnification hereunder unless and until the total amount of all Claims of Buyer and its Representatives incurred under this Agreement or under the Other Acquisition Agreement which would otherwise be subject to indemnification hereunder or thereunder exceed Fifty Thousand Dollars ($50,000) (the “Basket Amount”); at which time Buyer and its Representatives shall be entitled to recover the amount of all Claims hereunder including the Basket Amount.  The limitations on liability in this Section 6.5.3 shall not apply to (i) any claim of fraud against the Seller, the Owner or the Owner Member by Buyer or its Representatives, (ii) any claim arising from an intentional misrepresentation by the Seller, the Owner or the Owner Member, (iii) any claim of fraud or other violation against the Seller that relates to state or federal government payor programs, including but not limited to Medicare and Medicaid, (iv) any lawsuits or actions pending as of the Closing Date, (v) any other lawsuits, actions or claims relating to events prior to the Closing Date whether presently known or unknown, (vi) any Tax Claim, (vii) any claim relating to a breach of the representations and warranties in Sections 3.1.2, 3.1.4, 3.1.5, 3.1.6, 3.1.8 and 3.1.23, or (viii) any claim relating to a breach of the covenants in Section 5.5.  Furthermore, the Basket Amount also shall not apply to any obligations with respect to trade payables and other operating expenses incurred or accrued for the period prior to the Closing or any other Excluded Liabilities or with respect to any matters addressed in the Plavin Release.

6.5.4                       Notwithstanding anything to the contrary contained herein, in no event shall the aggregate liability of the Seller, the Owner and the Owner Member pursuant to this Section 6 exceed the sum of (i) the amount of the Acquisition Consideration paid by Buyer hereunder and (ii) the amount of the Acquisition Consideration paid by the buyer under the Other Acquisition Agreement.

6.6          Nature of Payments.  Any indemnity payments made under this Agreement shall be treated for Tax purposes as an adjustment to the total consideration paid for the Purchased Assets under this Agreement to the extent such characterization is proper or permissible according to relevant taxing Authorities.  In the event of such an adjustment to the consideration paid for the Purchased Asset, the parties shall prepare and file a supplemental asset acquisition statement on IRS Form 8594 in accordance with the rules under Section 1060 of the Code and the Treasury regulations promulgated thereunder.  To the extent Buyer has asserted indemnification claims hereunder or under the Other Acquisition Agreement that have not been satisfied or resolved (“Open Claims”) at the time that Buyer is obligated to pay any EBITDA Payment Amount hereunder, Buyer may offset the amount of such Open Claims against the EBTIDA Payment Amount.

6.7          Adjustments for Insurance.  Any payment made by the Indemnifying Party to the Buyer or its Representative pursuant to this Section 6 shall be reduced by an amount equal to any insurance payments with respect to such Claim actually received by or for the benefit of the such Indemnified Party, provided that time for payment of any indemnification claim hereunder shall not be delayed by the recovery of any such insurance proceeds.

6.8          Indemnification Provisions Survive Closing.  The provisions of this Section 6 shall survive the Closing.

6.9          CRH Guaranty.  CRH hereby agrees that it shall be jointly and severally liable for Buyer’s obligations pursuant to this Section 6.

7.                                      TERMINATION

7.1          Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, as follows:

7.1.1                       by mutual written agreement of the Seller and Buyer; or

7.1.2                       by Buyer if any of the conditions set forth in Section 4.1 of this Agreement shall not have been fulfilled by the Closing Date; or

7.1.3                       by the Seller if any of the conditions set forth in Section 4.2 of this Agreement shall not have been fulfilled by the Closing Date; or

7.1.4                       by Buyer or the Seller for any reason or no reason if the Closing has not occurred on or before December 31, 2014, and the terminating party is not then in breach of this Agreement; or

7.1.5                       by Buyer, if Buyer is not then in material breach of this Agreement and the Seller is then in material breach of this Agreement, and such breach remains uncured for ten (10) days after receipt of written notice thereof from Buyer;

7.1.6                       by the Seller, if the Seller is not then in material breach of this Agreement and Buyer is then in material breach of this Agreement, and such breach remains uncured for ten (10) days after receipt of written notice thereof from the Seller; or

7.1.7                       by Buyer or the Seller for any reason or no reason if the Other Acquisition Agreement is terminated and the terminating party is not then in breach of such agreement.

7.2          Rights on Termination.  If this Agreement is terminated pursuant to Section 7.1 above, then except as otherwise provided herein, all further obligations of the Parties under or pursuant to this Agreement shall immediately terminate without further liability of any party to the others unless the termination is as a result of a material breach hereof (or in the event the termination itself is a material breach of this Agreement), in which case the terminating (non- breaching) party shall be entitled to pursue all legal and equitable claims against the breaching party.  Notwithstanding the foregoing, Buyer shall be entitled to pursue specific performance against the Seller if all conditions precedent to the Seller’s obligation to close have been satisfied or waived and Buyer is not then in breach of this Agreement and the Seller thereafter fails to close (the Seller hereby acknowledging that Buyer has no adequate remedy at law in such instance).  Without limiting the foregoing, and without duplication, in the event that this Agreement is terminated (a) by the Seller pursuant to Section 7.1.3 or Section 7.1.6; or (b) by either Buyer or the Seller pursuant to Section 7.1.4 or Section 7.1.7, Buyer shall immediately pay to the Seller the sum of $[REDACTED] by wire transfer of immediately available U.S. funds.

8.                                      CONFIDENTIALITY

8.1          Confidential Information.  In connection with entering into this Agreement, the Seller, the Owner and the Owner Member are fully aware of all terms, conditions and covenants of this Agreement and in connection with their performance of their respective obligations hereunder, the Seller and/or the Owner may become aware of or come into possession of confidential, proprietary, or trade secret information, whether disclosed, directly or indirectly, verbally, in writing or by any other means in tangible or intangible form, applicable to or in any way related to: (i) patients with whom Buyer or its affiliates has a physician/patient relationship; (ii) the present or future business of Buyer and its affiliates; or (iii) the research and development of Buyer and its affiliates (“Confidential Information”).  Without limiting the generality of the foregoing, Confidential Information shall include:  (a) the development and operation of Buyer’s and its affiliates’ programs to provide services within their businesses, including information relating to budgeting, staffing needs, marketing, research, hospital relationships, surgery center relationships, physician office relationships, equipment capabilities, and other information concerning such facilities and operations and specifically including the procedures and business plans developed by Buyer and its affiliates; (b) contractual arrangements between Buyer or its affiliates and insurers or managed care associations or other payors; (c) the databases of Buyer and its affiliates; (d) the clinical and research protocols of Buyer and its affiliates, including coding guidelines; (e) the referral sources of Buyer and its affiliates; (f) other confidential information of Buyer and its affiliates that is not generally known to the public that gives Buyer and its affiliates the opportunity to obtain an advantage over competitors who do not know or use it, including the names, addresses, telephone numbers or special needs of any of their patients, their patient lists, their marketing methods and related data, lists or other written records used in Buyer’s or its affiliates’ business, compensation paid to employees and other terms of employment, accounting ledgers and financial statements, contracts and licenses, business systems, business plans and projections, and computer programs.  The Parties agree that, as between them, the Confidential Information constitutes important, material, and confidential trade secrets that affect the successful conduct of Buyer’s and its affiliates’ business and their goodwill.  Buyer acknowledges that the Confidential Information specifically enumerated above, but subject to the exclusions below, is special and unique information and is not information that would be considered a part of the general knowledge and skill that the Seller has or might otherwise obtain.  Notwithstanding the foregoing, Confidential Information shall not include any information that (i) was known by the Seller from a third party source before disclosure by or on behalf of Buyer, (ii) becomes available to the Seller, the Owner and the Owner Member from a source other than Buyer that is not bound by a duty of confidentiality to Buyer, or (iii) becomes generally available or known in the industry other than as a result of its disclosure by any of the  Seller, Owner or Owner Member.  From and after the Closing, Confidential Information shall include each of the foregoing types of information that relate to the Business or the Purchased Assets.

8.1.1       The Seller, the Owner and the Owner Member agree that the terms of this Agreement shall be deemed Confidential Information for purposes of this Section 8.  The Seller, the Owner and the Owner Member shall keep the terms of this Agreement strictly confidential and shall not, without the prior written consent of Buyer, disclose the details of this Agreement to any third party in any manner whatsoever in whole or in part, with the exception of the Seller’s or the Owner’s Representatives (such as tax advisors and attorneys) who need to know such information.

8.2          Maintenance of Confidentiality by the Seller, the Owner and the Owner Member.  The Seller, the Owner and the Owner Member jointly and severally acknowledge that (i) Buyer and its affiliates possess and will continue to possess Confidential Information as defined in this Agreement, (ii) Buyer and its affiliates will disclose such Confidential Information to the Seller, the Owner and the Owner Member in connection with the transactions contemplated by this Agreement, and (iii) such Confidential Information is of substantial value to Buyer and its affiliates and gives Buyer and its affiliates an advantage over competitors who do not know or use it.  The Seller, the Owner and the Owner Member jointly and severally agree that none of the Seller, the Owner nor the Owner Member will, at any time, in any fashion, form or manner, unless specifically consented to in writing by Buyer, either directly or indirectly, use (except for the benefit of the Business of Buyer and its affiliates after the Closing) or divulge, disclose, or communicate to any person, firm or corporation, in any manner whatsoever, any Confidential Information of any kind, nature, or description concerning any matters affecting or relating to the business of Buyer or its affiliates, except as reasonably necessary to provide patient care, subject to applicable law.  The Parties agree that any breach or threatened breach by the Seller, the Owner and the Owner Member of any term of this Section 8 is a material breach of this Agreement.  Buyer shall be entitled to temporary and permanent injunctive or other equitable relief in order to prevent or restrain any such breach or threatened breach by the Seller, the Owner or the Owner Member, or any of the Seller’s, the Owner’s or the Owner Member’s partners, agents, representatives, servants, independent contractors, or any and all persons or entities directly or indirectly acting for or with the Seller, the Owner or the Owner Member.  The rights and remedies of Buyer under this Section 8 shall be in addition to, and not in limitation of, any rights, remedies or damages available to it at law or equity or under any other agreement between Buyer or its affiliates on the one hand, and the Seller, the Owner or the Owner Member on the other.  In the event that the Seller, the Owner or the Owner Member is ordered to disclose any Confidential Information, whether in a legal or a regulatory proceeding or otherwise, such Seller, Owner or Owner Member shall provide Buyer with prompt written notice of such request or order so that Buyer may seek to prevent disclosure or, if that cannot be achieved, the entry of a protective order or other appropriate protective device or procedure in order to assure, to the extent practicable, compliance with the provisions of this Agreement.  In the case of any such required disclosure, the Seller, Owner and Owner Member shall disclose only that portion of the Confidential Information that any such party is ordered to disclose.

8.3          Provisions Survive Closing.  The provisions of this Section 8 shall survive the Closing.

9.                                      MISCELLANEOUS

9.1          Public Notice.  Except as required by applicable law or any stock exchange, All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall require the prior written approval of Buyer and the Seller.

9.2          Expenses.  The Seller, the Owner and the Owner Member shall be jointly and severally responsible for the fees and expenses of its respective counsel, accountants and other experts incident to the negotiation, drafting and execution of this Agreement and consummation of the transactions contemplated hereby and any and all expenses incurred by any of them prior to the Closing.   Buyer shall be responsible for the fees and expenses of its counsel, accountants and other experts incident to the negotiation, drafting and execution of this Agreement and consummation of the transactions contemplated hereby.

9.3          Time.  Time shall be of the essence hereof.

9.4          Notices.  All notices, requests, offers, demands or other communications (collectively, “Notice”) given to or by the Parties under this Agreement shall be in writing, sent in one or more of the following methods and shall be deemed to have been duly given and received (i) if personally served on the Party to whom Notice is to be given, then on the date of service, (ii) if sent by telephonic facsimile transmission (with receipt personally confirmed by telephone), then on the date sent by facsimile if sent on a Business Day before 5:00 p.m. local time of the recipient, and if not then on the next Business Day immediately following, (iii) if sent by reputable overnight delivery service, addressed to the Party to whom Notice is to be given, then one Business Day after being properly deposited for delivery by such service, or (iv) if sent by United States mail first class, registered or certified mail, postage prepaid, addressed to the Party to whom Notice is to be given, then four (4) Business Days after being properly deposited therewith; in each case, at such Party’s address set forth as follows or to any other address or facsimile number of which Notice of the change is given to the Parties hereunder:

To Buyer:	c/o CRH Medical Corp. 227 Bellevue Way, NE, #188 Bellevue, WA 98004

With a copy to:	Greenberg Traurig, LLP Terminus 200 3333 Piedmont Road NE Suite 2500 Atlanta, Georgia 30305 Attn: Gary E. Snyder, Esq. Fax: (678) 553-2120

To Owner and the Owner Member:	[REDACTED]

With a copy to:	[REDACTED]

Notice to the Owner, the Owner Member or the Seller shall be sufficient if sent to the address for the Owner Member.

9.5          Assignment.  Neither this Agreement nor any rights or obligations hereunder may be assigned by any Party hereto without the prior written consent of all other Parties, provided that Buyer may assign its rights to an affiliate of Buyer without prior written consent of the Seller, the Owner or the Owner Member or may make a collateral assignment thereof to any lender providing financing to Buyer in connection with the transactions contemplated hereby.  Any such assignee of Buyer (other than a lender taking a collateral assignment) shall fully assume the obligations of Buyer hereunder; provided, however, in the event of any assignment (including without limitation a collateral assignment) neither Buyer nor CRH shall be released from their obligations under this Agreement or any Collateral Agreement.

9.6          Further Assurances.  The Parties hereto shall, with reasonable diligence, do all such things, provide all such reasonable assurances, and execute such additional documents or instruments as may be required by any other Party and as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.  This Section 9.6 shall survive the Closing of the transactions set forth herein.

9.7          Headings.  The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only, are not part of this Agreement and do not in any way limit or amplify the terms or provisions of this Agreement.

9.8          Integration.  This Agreement and any Exhibits and Schedules referenced herein (all of which are incorporated by reference as integral elements hereof) and the Collateral Agreements constitute the entire agreement between the Parties with respect to the subject matter contained herein and supersedes all agreements, representations and understandings of the Parties with respect to the subject matter hereof and thereof.  Notwithstanding the foregoing, the Seller, Owner or Owner Member may have multiple agreements with Buyer or its affiliates containing restrictive covenants and all such restrictive covenants shall remain in full force and effect.

9.9          No Third Party Beneficiaries. This Agreement is entered into solely for the benefit of the Parties hereto and no term, provision or covenant hereunder shall confer or be deemed to confer a benefit on any other Person, other than as may be set forth herein.  No third party is entitled to rely on any of the representations, warranties and agreements of Buyer or the Seller, Owner or Owner Member contained in this Agreement.

9.10        Modification and Waiver.  No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all Parties hereto.  No waiver of any provision of this Agreement shall constitute, or be deemed to constitute, a waiver of any other provision, nor shall any waiver constitute a continuing waiver.  No waiver shall be binding unless executed in writing by the Party granting the waiver.

9.11        Governing Law.  This Agreement shall be governed by and interpreted under Georgia law, without regard to the conflict of law principles thereof.

9.12        Attorneys’ Fees; Remedies.  In the event any action at law or in equity or other proceeding (including arbitration) is brought to interpret or enforce this Agreement, or in connection with any provision of this Agreement, the prevailing party shall be entitled to its reasonable attorneys’ fees and other costs reasonably incurred in such action or proceeding. The grant of any specific remedy hereunder shall be in addition to any other remedies that would be available to a Party arising in equity or at law or under this Agreement.

9.13        Number; Gender.  Unless the context otherwise requires, the singular includes the plural and vice versa, and the masculine, feminine and neuter include each other.

9.14        Severability.  Each article, section, subsection and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant or provision hereof.  Subject to Section 5.1.7, in the event that any provision of this Agreement shall finally be determined to be unlawful, such provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect.

9.15        Exhibits and Schedules.  Notwithstanding anything to the contrary herein, disclosure of a specific item in any one schedule or exhibit shall be deemed restricted only to the section of this Agreement to which such disclosure relates, except where, and to the extent that, there is an explicit cross-reference in such schedule or exhibit to another schedule or exhibit.

9.16        Recitals.  Each Party hereto acknowledges and agrees that the recitals set forth at the beginning of this Agreement are true and correct in all respects and are incorporated herein by reference.

9.17        No Party Deemed Drafter.  Each Party to this Agreement acknowledges that such Party has been represented by legal counsel in preparation of this Agreement.  If this Agreement or any provision hereof is interpreted by a court of law, no provision hereof shall be construed more harshly against any Party as drafter.

9.18        Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.  Facsimile and electronic (.PDF) signatures shall be treated as if they are original signatures for all intents and purposes.

9.19        Rules of Construction.  The use in this Agreement of the term “including” means “including, without limitation.”  The words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole, including the schedules and exhibits, as the same may from time to time be amended, modified, supplemented or restated, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement.  All references to sections, schedules and exhibits mean the sections of this Agreement and the schedules and exhibits attached to this Agreement, except where otherwise stated.  The use herein of the masculine, feminine or neuter forms shall also denote the other forms, as in each case the context may require or permit.  Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.

9.20        Saturdays, Sundays and Legal Holidays.  If the time period by which any acts or payments required hereunder must be performed or paid expires on a Saturday, Sunday or a non-Business Day, then such time period shall be automatically extended to the close of business on the next regularly scheduled Business Day.

9.21        CRH Guaranty.  CRH hereby guarantees any and all obligations owed or owing by Buyer under this Agreement, including, but not limited to, the obligations of Buyer set forth in Section 2.11, Section 5.8 and Section 6.

[Remainder of Page Intentionally Left Blank.]

[Signature Pages Follow.]

IN WITNESS WHEREOF, the parties have executed this Agreement for Purchase and Sale of Assets as of the date first set forth above.

BUYER:	[REDACTED]

	By:	(signed) “Redacted”
[REDACTED], Its Manager

SELLER:	[REDACTED]

	By:	(signed) “Redacted”
[REDACTED], Its Manager

CRH:	CRH MEDICAL CORPORATION

	By:	(signed) “Richard Bear”
Richard Bear, Its Chief Financial Officer

OWNER:	[REDACTED]

	By:	(signed) “Redacted”
[REDACTED], Its Manager

OWNER MEMBER:

(signed) “Redacted”
[REDACTED]